Bassett®

2006 Annual Report

Bassett At A Glance

Bassett Furniture Industries Inc., based in Bassett, Virginia, is a leading retailer, manufacturer and marketer of branded home furnishings. Bassett's products are sold primarily through Bassett Furniture Direct® stores, with secondary distribution through multi-line furniture stores, many with in-store Bassett Design Centers. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants.

Managing Change

Adding To Tradition

It has been said that Bassett is a 104-year-old, start-up company. Its leadership is mindful and respectful of the past, but is also acutely aware that change was— and still is— necessary and inevitable. To us, heritage means expertise— not "old-fashioned."

Necessary Transition

The changes in the U.S. furniture industry have been monumental and have come with breathtaking speed. In less than 10 years, Bassett has transformed itself from a furniture manufacturing company into a major retail network. But our work is not done. Though the infrastructure is now in place, we must be diligent in making sure that the results of our efforts pass the muster of today's furniture shopper.

Reshaping The Brand

A company's brand is the aggregate of what all observers think when they in any way encounter that company. In reshaping the Bassett brand, we are fortunate to be working with a name that is recognized and trusted, quality products, and more than a hundred years of experience.

Charting The Course

By having a clear vision of where the company needs to be, and by formulating a precise path of how to get there, we are confident that our strategies will ensure a stronger and more profitable Bassett will emerge.

Financial Summary

Dollars in thousands except per share amounts	2006	(As restated) 2005	(As restated) 2004
	Fiscal years ended November		
Income Statement Data			
Net sales	**$328,214**	$335,207	$315,654
Gross profit	**102,895**	98,364	81,042
Gross margin %	**31.3%**	29.3%	25.7%
Income (loss) from operations	**(466)**	5,134	3,727
Net income	**5,429**	9,814	8,209
Per Share Data			
Diluted earnings per share	**$0.46**	$0.82	$0.69
Book value per share	**18.28**	18.61	18.58
Balance Sheet Data			
Investments	**$78,617**	$76,890	$73,520
Total assets	**309,937**	313,158	299,477
Long-term debt	**23,522**	19,054	15,604
Stockholders' equity	**215,866**	219,297	218,045

Contents

to our shareholders

The year 2006 was a challenging one for Bassett, the furniture industry and retailing in general.

After a promising start, Bassett's 2006 business year deteriorated significantly during the second half of the year. Amidst a nationwide housing slump, rising interest rates, and higher fuel costs, retail store traffic and corresponding sales fell appreciably over the final six months of our fiscal year.

For the year, net sales were $328 million, a two percent decrease from the $335 million achieved in 2005. Net income was $5.4 million or $.46 per diluted share versus the restated amount of $9.8 million or $.82 per diluted share in 2005. 2006 earnings were impacted by two unusual items, a fourth-quarter goodwill impairment charge of $1.4 million and $1.5 million of income related to subsidies received in connection with the Continued Dumping and Subsidy Offset Act (CDSOA).

Furthermore, in April, the company received a letter from the Securities and Exchange Commission commenting on the accounting of three retail acquisitions the company transacted in the second and third quarters of 2005. As a result, the company has restated previously reported 2005 and 2006 earnings. All reporting included in this Annual Report provides this restated financial information.

Good progress was made during the year in improving the company's wholesale segment operating performance. Despite a sales decline, wholesale operating income increased by 27 percent due to the shift to more imported wood products and continued consistency in our upholstery division. Our goal in 2007 is to continue this trend through ongoing transition to worldwide sourcing in our wood products and to further leverage Asian partnerships in our growing custom leather program.

Offsetting our wholesale segment improvement was a disappointing start to our new corporate retail platform. 2006 was the first full year of our expanded network that was acquired during the second half of 2005. This certainly remains a big challenge and emphasis for us going forward. We closed two stores in 2006 and continue to evaluate all locations and our retail segment's cost structure. Combining five disparate businesses into one centralized operation was part of the story in 2006 and will continue in 2007 in areas including systems, logistics, merchandising, and accounting. New leadership has been installed at the helm of our corporate retail division to begin the new year.

Regarding the retail organization, the company named Jason Camp as Senior Vice President of Retail on August 1, 2006. Jason literally grew up in a retail environment and has had stints with Gap, Inc. and for the past 10 years, at Restoration Hardware. Jason will lead the efforts to improve retail performance and execution through a number of new initiatives that are currently underway. These efforts include the introduction of new products that represent greater value to the consumer, expansion of our accessory program, and the development of a more focused brand image– the end result being a clearly defined "Bassett look."

We are evaluating the interiors of all of our stores to begin implementation of upgrades that will improve our visual presentation. Clear communication of our custom upholstery, casual dining and home storage offerings will improve the consumer understanding and acceptance of these already successful programs that differentiate Bassett from the crowded field of home furnishings retailers. Work began last year on a new prototype store that will debut in the third quarter of 2007. Resulting from consumer research conducted in our existing stores, the new format will feature more room settings that will help consumers visualize exactly how our products will look in their homes.

The launch of our first ever consumer catalog was an exciting part of 2006. The 84-page book was mailed directly to 1.2 million households representing our core demographic in 21 Bassett Furniture Direct markets. We believe that the catalog is the best way to communicate the values and point of view of the Bassett brand to the consumer. We plan three catalogs in 2007 that will be slightly modified over several mailings to market specific product categories during appropriate promotional periods over the course of the year.



Front:
Robert Spilman Jr. – President & CEO

Back:
Keith Sanders – EVP, Operations;
Barry Safrit – SVP & CFO;
Jason Camp – SVP, Retail

Given the continuation of an industry-wide period of retail sluggishness, new store growth will be minimal in 2007 with four new stores planned. Store support for our licensed and corporate stores is paramount at the moment and we are appropriately emphasizing training and store level execution in a period of reduced traffic. To further enhance our service proposition and to reduce freight expense, we will utilize regional distribution centers in Texas and California in 2007. The regional warehouses will also allow us to implement quick- ship programs in addition to our 30-day promise on custom upholstery and casual dining.

As we all know, our industry has undergone dramatic change over the past decade in both manufacturing and retail. Companies must continually transform and re-invent their strategies in order to compete successfully in this fluid environment. All of our aforementioned strategies are primarily designed to accomplish one objective– to drive more sales volume through each and every Bassett store. Strong store management, great products featuring the ability to customize to individual taste, and a well trained design staff capable of creating a personalized experience for the consumer are the cornerstones of our retail strategy and we will spend 2007 continuing to refine each of these areas.

I would like to recognize the contributions of a retiring Director, David Stonecipher. David has been an extremely strong member of our Board for six years and we will miss his insightful, well prepared participation.

We see 2007 as a continuation of the challenging environment that our industry continues to face. We do believe, however, that the company is focused on the right things to weather this period and emerge stronger when overall conditions improve. Thank all of you– associates, customers, and shareholders– for your ongoing support of Bassett.

Thank you.

Robert H. Spilman, Jr.
President & CEO

easy read

Our retail efforts saw a big boost from the introduction of our first consumer catalog.





New merchandising and marketing efforts

Go ahead and see for yourself! Leaf through the pages. You'll quickly get a sense of the quality, variety and style that are hallmarks of the Bassett brand. Page after page of beautifully crafted furniture— pictured in stylish, attractive settings. Seen enough? Then let's go shopping!

That's the idea behind the August 2006 production of Bassett's first ever consumer catalog which was mailed to 1.2 million households. Research had shown us that direct-mail catalogs are considered a valuable resource for consumers who are not only looking for furniture, but are attempting to glean some helpful decorating ideas.

The direct mail catalog will be a major component of Bassett's emerging retail strategy which will more effectively communicate with and appeal to our target market segments. In 2007, we will produce three catalogs and mail them to more than eight million households. They will be designed to encourage readers to visit our store by "promising" what that store experience will hold— encountering a vast array of quality furniture, limitless customization options and decorating ideas.

And to ensure that the catalog's promise of a positive in-store experience is paid off, Bassett will introduce an initial prototype store in the summer of 2007. This new store design will better reflect what our target customers want— style, quality, choice and decorating assistance. Later in the year, there are plans to begin retrofitting selected existing units to the new store design.

But we can't stop there. Today's savvy catalog reader is very likely to make another stop before becoming store-bound. And that stop is on the Internet. We will be updating our Web site this year and plan to bring it more in line with the "attitude" of our catalog, the ambience of our new store, and the technology and purchasing facets today's smart shopper expects.

Portrait of a customer

She's well read, conscious of style, economical with her time. She's not averse to making decisions and loves to find real value when shopping. We've gotten to know her and we like what we see.

Bassett has conducted extensive research over the past few years to find out what perceptions, expectations, attitudes, likes and dislikes today's furniture buyer brings with her when she shops— be it in a catalog, on the Internet or in a retail store.

We know that decorating assistance has become a major factor in the "where do I buy?" decision-making process. So our BFD stores are staffed with friendly, accessible and competent Design Consultants who offer free in-home help with "pulling it all together."

But our attention to our customers doesn't stop there. Ongoing training and education programs for store employees as well as managers were enhanced and expanded in 2006. This will assure that the all-important personal relationship our Design Consultants establish is positively reinforced right down to delivery by courteous and careful furniture handlers.

We will continue to evaluate our customer service with a goal of making the Bassett experience reflective of what shoppers told us they want— quality, value, choice, style, and service. Give them that and they will be back!

Giving customers precisely what they want

Recent in-depth research has shown that customization is one of the strongest qualities of the Bassett brand. In transitioning our pure manufacturing model to inventorying parts sourced from Asia, as well as converting our Martinsville, Virginia facility to an assembly and finishing operation, we have enhanced our capabilities to offer choices to our customers.

As an example, there are over 350 different sofa frames to choose from and 1000+ choices of upholstery. Throw into that mix numerous options of arms, legs, cushions and trim, and the versions available become exponential. In dining room sets, there are six basic shapes, 10 choices of legs, 12 types of chairs, and 13 distinct fabric colors. Limitless possibilities!

And not only does our custom capability differentiate us from the competition, but Bassett's speed of delivery is second to none. We advertise 30-day delivery of custom items, but actual lead time is about three weeks. In 2007, plans are in place to better communicate and exploit our ability to deliver quality, customized furniture in short time frames.

Yes, we are determined to deliver speed and variety to our customers. But never at the expense of quality. Continuing our 104-year commitment to well crafted furniture, Bassett undertook substantial quality initiatives during 2006. Starting in May, Bassett partnered with the renowned quality experts at Philip Crosby Associates to implement a quality-improvement process and create a customer-focused, prevention-oriented culture throughout our organization. This initiative included the training of our employees on their roles in the quality process as well as on-going support for them to ensure that quality is a sustainable asset. All told, 6,000 man-hours were committed to train 900 employees in quality education.



custom made

We believe that furniture should be as unique and distinctive as the individual style of our customers.



customer focus

We know who our customer is, what she wants and how to reach her.



Bassett Furniture Direct Locations

Alabama
Huntsville
Spanish Fort

Arizona
Marana
Scottsdale

Arkansas
Fayetteville
Little Rock

California
Agoura Hills
Chula Vista
Dublin
Fountain Valley
Fremont
Irvine
Pleasant Hill
Roseville
San Marcos
Temecula

Colorado
Grand Junction
Lone Tree

Connecticut
Danbury
Manchester
Newington
Orange
Stamford

Delaware
Bear
Delmar
Wilmington

Florida
Altamonte Springs
Jacksonville
Jensen Beach
Palm Beach
Parkland
Wellington

Georgia
Atlanta (3)
Augusta

Illinois
Arlington Heights
Batavia
Carol Stream
Fairview Heights
Schaumburg
Wheaton

Indiana
Evansville
Ft Wayne
Indianapolis

Kansas
Olathe

Kentucky
Louisville

Louisiana
Baton Rouge
Lafayette

Maryland
Bel Air
Catonsville
Frederick
Rockville
Towson

Massachusetts
Natick
Stoughton

Minnesota
Burnsville

Mississippi
Gulfport
Tupelo

Missouri
Independence
Manchester
O'Fallon
Springfield
St. Louis

Nebraska
Omaha

Nevada
Henderson
Las Vegas
Reno

New Jersey
Brick
Cherry Hill
Egg Harbor
Fairfield
Lawrenceville
Ledgewood
Middletown
Paramus

New Mexico
Albuquerque

New York
Amherst
Farmingdale
Henrietta
Middletown
Nanuet
Victor

North Carolina
Concord
Greensboro
Pineville
Raleigh

Ohio
Cincinnati
Columbus

Oklahoma
Tulsa

Ontario, Canada
Vaughan
Whitby

Oregon
Beaverton

Pennsylvania
Colmar

Puerto Rico
Carolinas
San Juan

South Carolina
Charleston (2)
Greenville

Tennessee
Chattanooga
Knoxville
Memphis

Texas
Arlington
Austin (2)
Houston (5)
Lewisville
North Dallas
North Richland Hills
Plano
San Antonio (2)
Southlake
Tyler

Utah
Orem
Salt Lake City

Virginia
Chantilly
Charlottesville
Fredericksburg
Glen Allen
Newport News
South Richmond
Virginia Beach

Washington
Lynwood
Northgate
Redmond
Tacoma
Tukwila

Wisconsin
Appleton

O Corporate Stores
O Licensed Stores

Bassett®

Management's Discussion and Analysis

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

Overview

Bassett Furniture Industries Inc., based in Bassett, Va., is a leading retailer, manufacturer and marketer of branded home furnishings. Bassett®'s products are sold primarily through Bassett Furniture Direct® stores, with secondary distribution through multi-line furniture stores, many with in-store Bassett Design Centers. Bassettbaby® cribs and casegoods are sold through specialty stores and mass merchants.

Bassett Furniture Direct ("BFD") was created in 1997 as a single source home furnishings retail store that provides a unique combination of stylish, well-made furniture and accessories with a high level of customer service. This service includes complimentary room planning, in-home design visits, fast delivery, and custom-order furniture.

The year 2006 was a challenging one for Bassett and the furniture industry in general. During 2006, our primary area of focus was retail. We were committed to improving the customer experience at our BFD stores, improving the products in these stores, and building the Bassett brand. Late in 2006, the Company made changes in both the leadership and pricing structure of the Company-owned stores which it believes will lead to better performance in 2007. We are firmly committed to our retail strategy and we are continually searching for the most profitable and efficient methods of supplying high quality furniture at moderate price points to our customers.

During 2006, our licensees opened 13 new stores and we opened one new Company-owned store for a total of 14 new stores. We terminated licenses with eight BFD stores and we closed two Company-owned stores, ending 2006 with 134 stores in the network. Overall retail conditions and the Company's initiative to develop a new store prototype have temporarily slowed store count growth. We expect licensees to open between four and six new stores in fiscal 2007.

A major component of our overall retail strategy involves our Company-owned stores. We believe a strong Company-owned retail division would provide us the first-hand experience and immediate feedback to develop programs that are vitally important to the success of our entire BFD network. Pursuit of this strategy will also enable our retail division to acquire and operate additional BFD stores as viable opportunities arise. During 2005, the number of our Company-owned stores grew to 27 through the acquisition of 15 BFD stores located in Dallas, Atlanta and upstate New York. We believe our organizational and financial strength, combined with our retail scale, will provide the platform, best practices and resources needed to drive uniformity throughout our BFD program and drive the improvement needed in the retail stores we have acquired from licensees.

An increasingly important component of our retail strategy and our balance sheet is retail real estate. We expect to continue to invest in high quality retail real estate as the BFD program continues to expand, and we may, on a selective basis, continue to provide various forms of assistance to procure retail real estate for BFD licensees, including lease/sub-lease arrangements and short term lease guarantees.

The furniture industry continues to experience a rapid shift from traditional domestic manufacturing to offshore sourcing in lower cost markets, primarily China and the Pacific Rim countries. This shift in sourcing has resulted in downward pressure on retail prices and reductions in traditional channels of sales distribution, as many retailers can source their own products rather than relying on a traditional domestic manufacturer to supply goods. We believe our BFD program provides us a strong platform from which to market our products. In addition, we will continue to evaluate the cost effectiveness of domestic production on a product by product basis.

We define imported product as fully finished product that is sourced. In 2006, 44% of our wholesale sales were of imported product compared to 34% in 2005. Our domestic product includes certain products that contain components which are also sourced internationally. We continue to believe that a blended strategy including domestically produced products primarily of a custom-order nature combined with importing certain product categories and major collections, provides the best combination of value and quality to our customers. We expect that overall operating margins will be positively impacted as our mix of domestic versus imported product nears 50/50 during 2007.

We intend to execute our strategies in such a way as to preserve our investments while simultaneously minimizing the need for borrowed funds. Maintenance of a strong balance sheet is a stated management goal and vital to our retail growth strategy. The BFD program entails key business risks, including the realization of receivables and the coverage of both direct and contingent liabilities primarily associated with retail real estate. We have established decision criteria and business disciplines aimed at minimizing potential losses from these risks.

(In thousands, except share and per share data)

Two key components of our balance sheet are our investments in the Bassett Industries Alternative Asset Fund, L.P. ("Alternative Asset Fund"), a limited partnership, and our interest in the International Home Furnishings Center, Inc. ("IHFC"). For a description of these investments, see Notes 6 and 9 of the Consolidated Financial Statements.

A major marketing initiative for Bassett during 2006 was the introduction of our first direct to consumer catalog. This catalog better defines and enhances Bassett®'s brand image while explaining to our consumers our product and service capabilities. In addition to the catalog, the Company has several other marketing and merchandising initiatives underway including product introductions centered around the Company's core middle price point category and the development of a new store prototype which will be introduced in the summer of 2007. The Company has engaged consultants to assist with the design and rollout of the new store prototype and the introduction of key elements of the new prototype into certain of our Company-owned stores. These key elements will feature custom furniture solutions, seasonal presentations and personal service. The combination of these initiatives should drive more traffic into our stores and better position us for future sales growth. The Company also will introduce three seasonal catalogs during 2007, the first of which will be mailed during the first quarter of 2007.

Looking ahead to 2007, our primary area of focus continues to be retail. Amidst an extremely challenging retail environment, we must drive improvement in our retail segment's results and we are squarely focused on selling more furniture in our Bassett Furniture Direct stores. This enterprise-wide effort involves every aspect of our Company – merchandising, marketing, operations, recruiting, training and information technology. We have developed a financial plan aimed at reducing our retail losses to a breakeven level over the next two to three years.

Restatements of Previously Reported Results

During 2006, the Staff of the Securities and Exchange Commission commenced a review of our 2005 Annual Report on Form 10-K. The Staff recommended changes to our accounting treatment associated with our acquisitions of three retail licensee operations in fiscal 2005 and our classification of certain notes receivable activity in the statement of cash flows. Upon further review, we concurred with the accounting treatment recommended by the Staff.

In connection with our acquisitions of the three retail licensee operations in 2005, we initially recognized pre-tax charges of $4,204 to (1) eliminate the gross profit on inventories previously sold to the licensees by Bassett and subsequently acquired in the acquisitions and (2) reduce goodwill associated with the acquisitions to a value we believed was appropriate. Upon further review, we have determined that these charges should not have been recognized in 2005. Accordingly, the inventories should have been stated at their estimated selling prices less cost of disposal as provided in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141, "Business Combinations" and the full amount of the goodwill should have been recorded on the balance sheet and allocated among the Company's respective reporting units. These changes resulted in increases to pre-tax income in the second and third quarters of 2005 and corresponding increases in previously reported goodwill and inventory amounts. The third quarter of 2005 and all quarters subsequent to the three acquisitions include increases to cost of sales and corresponding reductions to pre-tax income to reflect the additional costs of certain of the acquired inventories that were subsequently sold. These retail inventories consist of a mix of floor samples, store accessories, inventory committed for delivery and other inventories held for resale.

The restatement resulted in a decrease to net income of $558 for fiscal 2006 and an increase to net income of $2,251 for fiscal 2005 (see also Note 2 to the Consolidated Financial Statements for a complete reconciliation of the restatement adjustments on the 2005 and 2004 financial statements and Note 20 for further quarterly information).

As stated above, we also reduced our cash flows from operations by reclassifying net cash inflows of $828 and $622 from cash flows from operating activities to cash flows from investing activities for fiscal 2005 and 2004, respectively, related to certain notes receivable due from retail licensees.

During our 2006 year end closing process, we also determined that previous actuarial assumptions and calculations associated with the death benefit, mortality and discount rates used in our actuarial valuation for our unfunded Supplemental Retirement Income Plan ("the Supplemental Plan") were not correct As specified by Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3", we have treated the effects of correcting the errors as a prior period adjustment as of November 30, 2003, the first day of the fiscal year ended November 27, 2004.

(In thousands, except share and per share data)

The cumulative effect of the restatement adjustments increased post employment benefit obligations by $5,278, increased deferred tax assets by $2,111 and decreased retained earnings by $3,167 as of the end of fiscal 2003 and 2004. The cumulative effect of the restatement adjustments as of November 26, 2005, were as follows:

	Increase (Decrease)
Post employment benefit obligations	$ 5,649
Other accrued liabilities	(231)
Deferred tax assets	2,111
Retained earnings	(3,167)
Other long-term assets	140

As the effects of this adjustment on the net plan expense was not material for the years presented, we have not restated the consolidated statements of income. Please refer to Note 12 to the Consolidated Financial Statements for more information on the Supplemental Plan.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which requires that certain estimates and assumptions be made that affect the amounts and disclosures reported in those financial statements and the related accompanying notes. Actual results could differ from these estimates and assumptions. We use our best judgment in valuing these estimates and may, as warranted, solicit external advice. Estimates are based on current facts and circumstances, prior experience and other assumptions believed to be reasonable. The following critical accounting policies, some of which are impacted significantly by judgments, assumptions and estimates, affect our consolidated financial statements.

Consolidation – The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and its majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary.

Allowance for Accounts and Notes Receivable – We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and notes receivable in addition to an overall aging analysis. We evaluate the collectibility of our accounts and notes receivable from our licensees on a quarterly basis. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and economic trends. Actual losses could differ from those estimates.

Inventories – Inventories are stated at the lower of cost or market. Cost is determined for domestic furniture inventories using the last-in, first-out method. The cost of imported inventories is determined on a first-in, first-out basis. We estimate an inventory reserve for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Investments – Investments are marked to market and recorded at their fair value. We account for the Alternative Asset Fund by marking it to market value each month based on the net asset values provided by the general partner. Unrealized holding gains and losses, net of the related income tax effect, on available for sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available for sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold.

Goodwill – As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business: Wholesale, Retail and Real Estate/Investments.

(In thousands, except share and per share data)

The required impairment test is a two step process. The first step compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, the second step is performed whereby we must calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets of the reporting unit from the fair value of the reporting unit. This second step represents a hypothetical purchase price allocation as if we had acquired the reporting unit on that date. Our impairment methodology uses a discounted cash flow analysis requiring certain assumptions and estimates to be made regarding future profitability of the reporting unit and industry economic factors. The projected cash flows used for our analysis were based primarily on the Company's three-year operating plan. While we believe such assumptions and estimates are reasonable, the actual results may differ materially from the projected amounts.

Impairment of Long-Lived Assets – We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded.

Revenue Recognition – Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This generally occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. Our terms vary from 30 to 60 days. An estimate for returns and allowances has been provided in recorded sales. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

Loss Reserves – We have a number of other potential loss exposures incurred in the ordinary course of business such as environmental claims, product liability, litigation, restructuring charges, and the recoverability of deferred income tax benefits. Establishing loss reserves for these matters requires estimates and judgment with regard to maximum risk exposure and ultimate liability or realization. As a result, these estimates are often developed with the assistance of appropriate advisors, and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcomes of these issues or the possibilities of changes in the underlying facts and circumstances, additional charges related to these issues could be required in the future.

Fiscal 2006 Compared to Fiscal 2005 (as restated)

Net sales, gross margin, selling, general and administrative (SG&A) expenses, and operating income (loss) were as follows for the years ended November 25, 2006, and November 26, 2005 (restated):

	2006		As restated 2005	
Net sales	$ 328,214	100.0%	$ 335,207	100.0%
Gross margin	102,895	31.3	98,364	29.3
SG&A	(103,551)	(31.5)	(91,270	(27.2)
Income from Continued Dumping & Subsidy Offset Act	1,549	0.5	—	0.0
Impairment and restructuring charges	(1,359)	0.4	(1,960	(0.6)
Income (loss) from operations	$ (466)	(0.1%)	$ 5,134	1.5%

On a consolidated basis, we reported net sales for 2006 of $328,214, a decrease of $6,993 or 2% from sales levels attained in fiscal 2005. This decrease was due to a $20,914 decrease in external wholesale shipments, partially offset by a $13,921 increase in retail sales. The wholesale decrease was primarily due to the expected further attrition in our non-BFD distribution channels, combined with sluggish retail sales and partially due to the sale of our Weiman division in the second quarter of 2006. The increase in retail sales was entirely due to a full year of sales for the stores we acquired during 2005.

Gross margin increased in 2006 largely due to the inclusion of more retail stores during 2006 and an increased sales mix of imported product. Our retail segment typically has both higher gross margins and higher SG&A expenses than our wholesale operations, therefore with our 2006 retail sales being a larger percentage of our total sales, our blended margins are higher. Improved retail acceptance of both wood and upholstery imported products also favorably impacted our margins in 2006. Additionally, 2006 and 2005 margins were positively impacted by lower domestic wood inventory levels which led to reductions in accompanying LIFO inventory reserves.

(In thousands, except share and per share data)

SG&A expenses in 2006 increased by $12,281 from 2005 to $103,551. As a percentage of sales, SG&A increased 4.3 points from 27.2% in 2005 to 31.5% in 2006. Wholesale SG&A decreased approximately $2,800 from 2005. The Company added approximately $15,000 of retail segment SG&A due primarily to the BFDs acquired in 2005. Although we anticipated an increase in SG&A as a percentage of net sales as we consolidated a complete year of the Dallas, Atlanta and upstate New York retail operations, we expected higher sales levels to reduce the anticipated increase.

During 2006, current year traffic and retail sales trends have negatively impacted our licensees' cash flow and in turn the timing of our wholesale collections. These trends, if not reversed, could negatively impact future operating performance. Our allowance for doubtful accounts represents our best estimate of potential losses on our accounts and notes receivables and is adjusted accordingly based on historical experience, current developments and economic trends. We recorded $3,364 and $2,603 of provision for losses on accounts receivable during 2006 and 2005, respectively, to cover potential losses that may arise.

The Continued Dumping and Subsidy Offset Act of 2000 (CDSOA) provides for the distribution of monies collected by U.S. Customs and Border Protection from antidumping cases to qualified domestic producers, in cases where domestic producers have continued to invest in their technology, equipment and people. For the year ended November 25, 2006, the Company recorded $1,549 in CDSOA subsidies in connection with the case involving wooden bedroom furniture imported from China. Subsidies recorded in fiscal 2005 were insignificant. See Note 7 to the Consolidated Financial Statements. There is no guarantee the Company will receive this level of subsidy in the future. Current legislation repeals the Act after September 30, 2007.

During 2006, we recorded an impairment charge of $1,359 to write-off our goodwill associated with the retail reporting unit. The overall retail environment and, in particular, the markets in which our Company-owned stores operated, softened during 2006 considerably more than we had anticipated. In addition, our strategy to streamline and standardize operations to reduce overhead and other costs has taken more time than we expected to implement. High gasoline costs, rising interest rates and decreased housing starts contributed to the difficult furniture retail environment. These factors led to increased promotional discounts on our products in an attempt to maintain sales volumes and resulted in a significant increase in the operating losses for our Company-owned stores. We do believe that our retail operations will improve and that operating losses will be reduced in 2007. Our plan is to achieve a break-even level by 2009. However, because of the magnitude of the losses expected in 2007 and 2008, our discounted cash flow analysis indicates that the retail goodwill is impaired.

Our discounted cash flow analysis of the goodwill associated with our wholesale reporting unit indicated that the carrying value was realizable from future cash flows and that the fair value of the reporting unit was in excess of 125% of the book value. This analysis was based primarily on our three-year operating plan that assumes slightly improved market conditions, a relatively healthy network of BFD stores and a more efficient operating model for our Company-owned stores. While we believe the assumptions are reasonable, the actual results may differ materially from the projected amounts. Even with a 10% decrease to the cash flow estimates, the fair value would still be in excess of 110% of the book value. Our wholesale segment which has a long and profitable history, is increasingly dependent on the health of our overall BFD network. As previously mentioned, we recently hired a new executive with significant retail experience to lead our retail organization.

The Company has non-operating income primarily from its investments and unconsolidated affiliated companies. Income from investments increased due to slightly better returns on our investment portfolios as compared to 2005. Income from unconsolidated affiliated companies which includes income from IHFC, decreased due to losses related to BFD Northeast, LLC ("BFDNE") and Zenith Freight Lines, LLC ("Zenith"). The losses incurred by BFDNE and Zenith were due largely to lower sales levels caused by the challenging furniture retail environment.

The effective income tax rate was 15.9% in 2006 and 25.7% in 2005. The effective rate in 2006 and 2005 was lower than statutory rates primarily due to exclusions for tax-exempt income and dividends received from our investment in the IHFC. Our 2006 rate also was increased by the write-off of goodwill associated with our retail segment as it is not tax-deductible.

Net income for the year ended November 25, 2006, was $5,429 or $0.46 per diluted share. Net income for the year ended November 26, 2005, was $9,814 or $0.82 per diluted share.

(In thousands, except share and per share data)

Fiscal 2005 (as restated) Compared to Fiscal 2004

Net sales, gross margin, selling, general and administrative (SG&A) expenses, and operating income were as follows for the years ended November 26, 2005 (restated), and November 27, 2004:

	As restated 2005		2004	
Net sales	$ 335,207	100.0%	$ 315,654	100.0%
Gross margin	98,364	29.3	81,042	25.7
SG&A	(91,270)	(27.2)	(77,145)	(24.4)
Gain on sale of property	—	0.0	3,890	1.2
Restructuring and impaired asset charges	(1,960)	(0.6)	(4,060)	(1.3)
Income from operations	$ 5,134	1.5%	$ 3,727	1.2%

On a consolidated basis, we reported net sales for 2005 of $335,207, an increase of $19,553 or 6.2% from sales levels attained in fiscal 2004. This increase was partially due to a $32,514 increase in wholesale shipments to our BFDs, partially offset by $21,215 of attrition in wholesale shipments to traditional stores and other channels. Also our retail sales increased $21,586, primarily due to the acquisitions of 15 BFD stores in Dallas, Atlanta and upstate New York during 2005. The Dallas BFDs became Company-owned at the end of our second quarter, and the Atlanta and upstate New York stores became Company-owned late in our third quarter.

Our BFD Store program has migrated toward more upscale and stylish product, coupled with design assistance, in-home selling, a high degree of customization, and quick delivery. This combination of features has attracted a solid backlog of potential dealers to our program. In 2005, our licensees opened 18 new BFDs and we opened one new Company-owned store for a total of 19 new stores. We terminated licenses with five BFD stores in 2005, due to dealers choosing to pursue selling strategies inconsistent with our BFD program. This resulted in a 14 store net increase in our BFD network for 2005. There were 130 stores in operation at November 26, 2005, 27 of which we own and consolidate. New licensee candidates continue to be required to meet rigorous financial and operational requirements before being approved as licensees.

Gross margin increased in 2005 largely due to the inclusion of more retail stores during 2005 and an increased sales mix of imported product. Our retail segment typically has both higher gross margins and higher SG&A expenses than our wholesale operations, therefore with our 2005 retail sales being a larger percentage of our total sales, our blended margins are higher. Improved retail acceptance of both wood and upholstery imported products also favorably impacted our margins in 2005. Additionally, 2005 margins were positively impacted by lower domestic wood inventory levels which led to reductions in accompanying LIFO inventory reserves.

SG&A expenses in 2005 increased by $14,125 from 2004 to $91,270. As a percentage of sales, SG&A increased 2.8 points from 24.4% in 2004 to 27.2% in 2005. Approximately $9,600 of this increase is due to the BFDs acquired in 2005. This increase in SG&A as a percentage of net sales was anticipated and is expected to increase in 2006 as we will consolidate a complete year of the Dallas, Atlanta and upstate New York retail operations. In addition to increased SG&A due to more Company-owned BFDs, wholesale SG&A increased to support marketing programs targeted to new product introductions, consumer research and building our brand.

At the end of the second quarter of 2005, we acquired a 76% ownership interest in BFD-Dallas, an eight store operation in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. During the third quarter of 2005, we consummated two transactions to acquire seven BFD stores. At the beginning of August, we acquired assets of a licensed three store BFD operation in upstate New York ("BFD-UNY"). At the end of August, we acquired an additional 36% ownership interest in BFD-Atlanta, a four store operation in Atlanta, Ga., bringing our total ownership percentage to 66%. We accounted for these transactions using the purchase method of accounting. See Note 15 for a further discussion of these transactions.

In the fourth quarter of 2005, we made the decision to cease operations at our wood manufacturing facility in Mt. Airy, N.C., and move production of certain products from the Mt. Airy facility to our wood facility in Bassett, Va., with certain other products shifted to imports. Related to this action, we recorded $1,960 in restructuring charges in the fourth quarter of 2005, of which $920 represents an estimate of the impaired asset write-down of the facility. The remaining $1,040 represents severance and employee benefits for approximately 300 employees associated with the closure of the plant. See Note 14 to the Consolidated Financial Statements.

(In thousands, except share and per share data)

The effective income tax provision rate was 25.7% in 2005 and 24.3% in 2004. The income tax provision rate in 2005 and 2004 was lower than statutory rates primarily due to exclusions for tax-exempt income and dividends received from our investment in the IHFC.

Net income for the year ended November 26, 2005, was $9,814 or $0.82 per diluted share. Net income for the year ended November 27, 2004, was $8,209 or $0.69 per diluted share.

Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses. During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in this segment. Our retail segment consists of Company-owned BFD stores. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores. Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments in our condensed consolidated statements of income and retained earnings. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our condensed consolidated balance sheet. See Note 9 for a further discussion of IHFC.

Wholesale Segment

	2006		As restated 2005		2004	
Net sales	$ 284,803	100.0%	$ 301,250	100.0%	$ 289,953	100.0%
Gross profit	68,374	24.0	68,646	22.8	58,447	20.2
SG&A	(56,278)	(19.8)	(59,099)	(19.6)	(54,744)	(18.9)
Operating Earnings	$ 12,096	4.2%	$ 9,547	3.2%	$ 3,703	1.3%

Our wholesale segment had net sales of $284,803, which represents a decrease of $16,447, or 5.5% from sales levels attained in fiscal 2005. This decrease was primarily due to expected attrition totaling approximately $8,500 in sales to regional furniture chains, independent furniture retailers and other non-BFD customers. Additionally, we experienced an approximate $3,800 reduction in sales due to the sale of our Weiman division in the second quarter of 2006. Sales to BFDs decreased approximately $3,700 due to overall retail conditions. In 2006, 72% of wholesale shipments were made to BFDs compared to 68% in 2005. In 2007, we expect retail conditions to continue to be challenging and the Company's percentage of BFD sales to be in the range of 72-75%.

Over the past three years, our wholesale segment has closed three wood plants and one upholstery plant. At the end of 2006, four plants were in operation; one large wood manufacturing plant in Bassett, Va., one small wood assembly plant in Martinsville, Va., one fiberboard supply facility in Virginia, and one upholstery facility in North Carolina. We believe our manufacturing capacity is better aligned with our BFD business and current demand.

Wholesale shipments	2006		2005		2004	
Wood	$ 164,030	57.6%	$ 179,786	59.7%	$ 177,784	61.3%
Upholstery	117,668	41.3	114,372	38.0	103,478	35.7
Other	3,105	1.1	7,092	2.3	8,691	3.0
Total	$ 284,803	100.0%	$ 301,250	100.0%	$ 289,953	100.0%

Our wood operations experienced decreased shipments in 2006 as compared to 2005. This was primarily due to overall challenging furniture retail conditions, competitive pricing pressures especially in the bedroom category and a lower than expected market response to several of the new groups introduced by the Company in the last two years. Shipments of bedroom products decreased significantly during 2006 as compared to 2005 and account for a majority of the total wood shipment decrease. Partially offsetting this decrease were increases in shipments of our casual dining programs, occasional tables and home office/entertainment products.

(In thousands, except share and per share data)

Our upholstery operations experienced continued growth in 2006. The sales increases were led by our imported leather products which offer value in the middle price points with numerous options available to upgrade. Additionally, we continue to offer our Simply Yours® custom made upholstery program which delivers custom made upholstery into the consumers' home in 30 days or less. In 2006, we expanded our Simply Yours® upholstery program to include four different product sizes allowing more applications to residential settings with varying scale. Our upholstery products are experiencing a greater sales percentage in our BFD stores relative to the percentage shipped to traditional furniture stores. This is primarily attributable to our custom order and imported leather programs. As the number of BFD stores increase, we expect upholstery sales and contribution to profit and overhead to increase.

During the second quarter of 2006, the Company sold certain assets, primarily inventory and property and equipment, of its Weiman division (a contemporary upholstery furniture business) for net book value. The Company received $1,300 in cash and a short-term note receivable. Historically, Weiman's operating results and financial position have been included in the Company's wholesale segment ("other" as it relates to wholesale shipments) for segment reporting. The Company divested these assets as they were determined to be non-core and not aligned with the Company's primary strategic objective of growing and improving the Bassett Furniture Direct network of Company-owned and licensed retail furniture stores.

Our wholesale segment gross margin improved 1.2 percentage points from 22.8% in 2005 to 24.0% in 2006. This improvement was primarily driven by a continued shift to more imported products. Additionally, margins were again positively impacted by lower domestic wood inventory levels which led to reductions in accompanying LIFO inventory reserves. Our gross margin improved by 2.6 points from fiscal 2004 to fiscal 2005 due principally to improved sales mix of imported products partially offset by challenges in our domestic wood production related to plant closings and transitions of product.

Wholesale segment SG&A decreased $2,821 in 2006 as compared to 2005. This decrease was due to the sale of our Weiman division in the second quarter of 2006 and efforts to reduce discretionary spending in response to the lower sales levels during the third and fourth quarters of 2006.

Operating earnings improved in 2006 due to a combination of the shift to more imported product and efforts to reduce our wholesale segment's cost structure. Operating earnings improved significantly in 2005 from 2004 due to a combination of sales growth, shift to more imported product and efforts to reduce our wholesale segment's cost structure.

Retail Segment – Company-Owned Retail Stores

	2006		As restated 2005		2004	
Net sales	$ 84,401	100.0%	$ 70,480	100.0%	$ 48,894	100.0%
Gross margin	35,146	41.6	30,512	43.3	22,598	46.2
SG&A	(47,272)	(56.0)	(32,173)	(45.6)	(22,426)	(45.9)
Operating earnings (losses)	$ (12,126)	-14.4%	$ (1,661)	-2.4%	$ 172	0.4%

Bassett's 27 corporate stores continued to experience soft conditions at retail. Net sales for the retail segment increased nearly 20% in 2006 from 2005, primarily due to having a full year of sales from the 15 additional stores purchased in 2005. For our 11 stores that were in operation in both 2006 and 2005, we experienced slight sales decreases, primarily due to overall soft retail conditions. Net sales for the retail segment increased by 44% in 2005 from 2004, primarily due to having additional stores operating in 2005.

Our gross margin decreased 1.7 percentage points in 2006 from 2005 and was several percentage points below what we expected. Margins were lower than planned due to selling selected products at clearance prices in order to prepare for the arrival of new products and featured catalog products, promotions geared to respond to the overall soft market conditions, and the discounting related to the clearance events at the two stores that were closed.

Retail segment SG&A increased from $32,173 in 2005 to $47,272 in 2006. This increase was anticipated and was due almost entirely to adding the expense structure of the BFDs acquired during 2005. Sales in 2006 were more than 10% below the levels anticipated which resulted in a higher SG&A percentage as a large majority of these costs are relatively fixed in nature. SG&A expenses include occupancy, warehouse, advertising and payroll expenses.

The Company's retail segment experienced an operating loss of $12,126 for 2006, compared to a loss of $1,661 for 2005. The increase in the losses are primarily due to the overall softening retail conditions in 2006, selling of selected products at clearance prices in order to prepare for the arrival of new products and featured catalog products and promotions geared to

(In thousands, except share and per share data)

respond to the overall soft market conditions. In addition, during the second quarter of 2006, Bassett made the decision to close two of its corporate stores, one in Texas and one in Georgia. Clearance events conducted at these stores during 2006 negatively impacted earnings by approximately $0.9 million.

In 2005, we experienced a $1,833 decrease in operating income. This decrease was primarily due to the 15 acquired stores which negatively impacted operating earnings by approximately $2,000 due to losses resulting from lower sales and gross margin levels.

Our retail segment includes the expenses of retail real estate utilized by Company-owned retail stores. Rental income and expenses from our properties utilized by independent licensees and partnership licensees are included in our investment and real estate segment.

As previously discussed, changes being made to drive more traffic, improve staffing, and streamline operations are taking longer than anticipated to implement. In addition the Company has recently made changes in the leadership, pricing structure and promotion strategy of the Company-owned stores which it believes will lead to better performance in 2007. This performance improvement aimed at reducing retail segment losses is expected to be accomplished through a combination of top line sales growth in the current 27 Company-owned stores, increased gross margins in the range of 44% to 46%, and reduced levels of retail segment SG&A spending.

Investment and Real Estate Segment

Our investments and real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in income from investments in our condensed consolidated statements of income and retained earnings. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our condensed consolidated balance sheet.

Liquidity and Capital Resources

Our November 25, 2006, balance sheet, with minimal borrowings on our revolving line of credit and a sizeable investment portfolio, remains strong and continues to bolster our retail growth strategy, which includes entering into operating leases and lease and loan guarantees for our BFD licensees. Our primary sources of funds in 2006 have been income from investments, including dividends from IHFC. Cash was primarily used in 2006 to fund operations, invest in capital expenditures and pay dividends. The primary sources of cash in 2005 were from operations and our investments. Cash was primarily used in 2005 to invest in capital expenditures and pay dividends. The primary sources of cash in 2004 were from dividends from IHFC and the disposition of certain plant facilities. Cash was used in 2004 to increase inventory levels to better service our customers, purchase capital assets and pay dividends.

The current ratio for the past two years was 2.43 to 1 and 2.19 to 1, respectively. Working capital was $62,204 at November 25, 2006, and $57,055 at November 26, 2005.

Net cash generated by (used in) operating activities was $(5,125), $11,267 and ($5,307) in fiscal 2006, 2005 and 2004, respectively. The decrease in operating cash from 2005 to 2006 was primarily related to our retail segment losses, an increase in accounts receivable, and a reduction in payables and accrued liabilities. The reduction in current liabilities related in part to payments of restructuring-related obligations accrued in prior years and a reduction in payables related to the shift in mix from domestic to imported purchases. The increase in operating cash from 2004 to 2005 was primarily related to reductions in domestic wood inventories.

During 2006, current year traffic and retail sales trends have negatively impacted our licensees' cash flow and in turn the timing of our wholesale collections resulting in increases to both our accounts receivable balance and our days sales outstanding. These trends have also affected collections on our notes receivable. In addition, our allowance for doubtful accounts for both accounts and notes receivable increased $3,375 from $5,226 to $8,601. If not reversed, this could negatively impact future operating performance and cash flow.

As noted on the accompanying consolidated balance sheet and statement of cash flows, we segregate property and equipment into two groups: (1) property and equipment utilized by our wholesale and retail segments, and (2) retail real estate utilized by BFD licensees. Over the past three years we have continued to invest in machinery, equipment and technology utilized by our wholesale and retail segments in the amounts of $3,344, $4,804 and $7,866, respectively. In addition for 2006, 2005 and 2004, we have invested $3,594, $6,286 and $3,177 in retail real estate utilized by BFD licensees. In addition to our 2004 capital expenditures, we assumed $16,231 of notes payable. Our 2004 proceeds from the sales of property and equipment include proceeds received from the sale of our California upholstery facility and our Dublin, Ga., wood manufacturing facility.

(In thousands, except share and per share data)

Both purchases of investments and proceeds from the sales of investments relate primarily to the active management of a portion of our overall investment portfolio. During the year, marketable securities are bought and sold generating proceeds, purchases, gains and losses. For 2006 and 2005 net proceeds from sales of investments were $5,845 and $3,115, respectively. Dividends from an affiliate represent cash distributions from our investment in the IHFC. Our investment in IHFC reflects a credit balance and is shown in the liabilities section of our balance sheet as distributions in excess of affiliate earnings. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its current negative book value. The financial statements of IHFC are included in our Form 10-K.

Net cash used in financing activities was $5,249, $9,128 and $7,741 in fiscal 2006, 2005 and 2004, respectively. Cash dividends to shareholders and a share repurchase plan have been the primary financing uses of cash in each year. During 2005, we amended our bank credit facility to address restrictive covenants and to extend the facility through November 2007. At November 25, 2006, borrowings under this facility totaled $4,000. The interest rate on this facility was 6.82% at November 25, 2006, based on LIBOR plus 1.5%. We purchased and retired 58,100 shares of Common Stock during 2006. The average cost of the shares purchased in 2006 was $17.45, resulting in a total expenditure of $1,014. These purchases were part of our stock repurchase program, approved in 1998, which allows us to repurchase shares for an aggregate purchase price not to exceed $40,000. We purchased and retired 8,600 shares of Common Stock during 2005. The average cost of the shares purchased in 2005 was $18.00, resulting in a total expenditure of $155. We purchased and retired 44,800 shares of Common Stock for $772 during 2004. As of November 25, 2006, we have approximately $8,200 left in our share repurchase program.

Our consolidated financial statements are prepared on the basis of historical dollars and are not intended to show the impact of inflation or changing prices. Neither inflation nor changing prices has had a material effect on our consolidated financial position and results of operations in prior years.

We currently anticipate that wholesale capital spending for fiscal 2007 will approximate $4,000, primarily for machinery and equipment and information technology related to our initiative to develop e-commerce capabilities in 2007 and 2008. Capital spending for retail real estate is expected to be approximately $4,000 in 2007 largely for store build-outs related to our new prototype. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to our rate of growth, our operating results and any other adjustments in our operating plan needed in response to competition, acquisition opportunities or unexpected events. We believe that our existing cash and investment portfolio, and our borrowing capacity, together with cash provided by operations, will be more than sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.

Contractual Obligations and Commitments

We enter into contractual obligations and commercial commitments in the ordinary course of business (See Note 17 for a further discussion of these obligations). The following table summarizes our contractual payment obligations and other commercial commitments.

	2007	2008	2009	2010	2011	Thereafter	Total
Post employment benefit obligations (1)	$ 1,697	$ 1,697	$ 1,666	$ 1,644	$ 1,599	$ 10,868	$ 19,171
Real estate notes payable	622	672	729	8,379	5,447	4,295	20,144
Long-term debt	—	4,000	—	—	—	—	4,000
Interest payable	1,609	1,537	1,479	854	448	2,538	8,465
Letters of credit	4,136	—	—	—	—	—	4,136
Operating leases (2)	12,851	12,342	11,945	11,720	10,821	37,086	96,765
Lease guarantees	8,722	2,501	2,561	2,343	2,048	2,731	20,906
Loan guarantees	6,339	2,955	753	—	—	—	10,047
Purchase obligations (3)	—	—	—	—	—	—	—
Total	$ 35,976	$ 25,704	$ 19,133	$ 24,940	$ 20,363	$ 57,518	$ 183,634

(1) Does not reflect a reduction for the impact of any company owned life insurance proceeds to be received. See Note 12 to the Consolidated Financial Statements for more information.

(2) Does not reflect a reduction for the impact of sublease income to be received. See Note 17 to the Consolidated Financial Statements for more information.

(3) The Company is not a party to any long-term supply contracts with respect to the purchase of raw materials or finished goods. At the end of fiscal year 2006, we had $20,893 in open purchase orders, primarily for imported inventories, which are in the ordinary course of business.

Off-Balance Sheet Arrangements

We utilize stand-by letters of credit in the procurement of certain goods in the normal course of business. We lease land and buildings that are primarily used in the operation of BFD stores. We have guaranteed certain lease obligations of licensee operators of the BFD stores as part of our retail expansion strategy. We also have guaranteed loans of certain of our BFD dealers to finance initial inventory packages for these stores. See Contractual Obligations and Commitments table above and Note 17 to the Consolidated Financial Statement for further discussion of operating leases, lease guarantees and loan guarantees, including descriptions of the terms of such commitments and methods used to mitigate risks associated with these arrangements.

Contingencies

We are involved in various claims and litigation as well as environmental matters, which arise in the normal course of business. Although the final outcome of these legal and environmental matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

Market Risk

We are exposed to market risk for changes in market prices of our various types of investments. Our investments include marketable securities and an investment partnership (Alternative Asset Fund). Our marketable securities portfolio, which totaled $25,862, at November 25, 2006, is diversified among eight different money managers and twenty-five different equity securities. Although there are no maturity dates for our equity investments, we have plans to partially liquidate our current marketable equity securities portfolio on a scheduled basis over the next four to six years. Maturity dates on other investments in the portfolio range from one to six years.

The Bassett Industries Alternative Asset Fund L.P was organized under the Delaware Revised Uniform Limited Partnership Act and commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (the General Partner) of the Alternative Asset Fund. We and the General Partner are currently the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi-strategy and other market-neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. In general, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $52,755 at November 25, 2006, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk. These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. Risks to these funds arise from possible adverse changes in the market value of such interests and the potential inability of counterparties to perform under the terms of the contracts. However, the risk to the Alternative Asset Fund is limited to the amount of the Alternative Asset Fund investment in each of the funds.

We account for our investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represent the amount the partnership would receive if it were to liquidate its investments in the investee funds. The partnership may redeem part of its investments as of the end of each quarter or calendar year, with no less than 45 days prior written notice (See Note 6 of the Consolidated Financial Statements).

Safe-harbor, forward-looking statements

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations and business of Bassett Furniture Industries, Incorporated and Subsidiaries. These forward-looking statements involve certain risks and uncertainties. No assurance can be given that any such matters will be realized. Important factors that could cause actual results to differ materially from those contemplated by such forward-looking statements are described in our annual report on Form 10-K for fiscal 2006 and include:

- competitive conditions in the home furnishings industry
- general economic conditions
- overall consumer demand for home furnishings
- BFD store openings
- BFD store closings and the profitability of BFD stores (independent licensees, Company-owned retail stores and partnership licensees)
- ability to implement our Company-owned retail strategies and realize the benefits from such strategies as they are implemented
- fluctuations in the cost and availability of raw materials, labor and sourced products (including foam and certain petroleum based products)
- results of marketing and advertising campaigns
- information and technology advances
- ability to execute new global sourcing strategies
- performance of our investment portfolio
- future tax legislation, or regulatory or judicial positions
- ability to efficiently manage the import supply chain to minimize business interruption
- effects of profit improvement initiatives in our domestic wood operations
- continued profitability of our unconsolidated affiliated companies, particularly IHFC

Consolidated Balance Sheets

Bassett Furniture Industries, Incorporated and Subsidiaries
November 25, 2006, and November 26, 2005 (Restated)
(In thousands, except share and per share data)

	2006	As restated 2005
Assets		
Current assets		
Cash and cash equivalents	$ 6,051	$ 7,109
Accounts receivable, net of allowance for doubtful accounts of $5,746 and $3,726 as of November 25, 2006 and November 25, 2005, respectively	38,253	37,069
Inventories	48,880	50,995
Deferred income taxes	6,391	5,188
Assets held for sale	1,091	1,185
Other current assets	5,098	3,626
Total current assets	105,764	105,172
Property and equipment, net	58,925	64,644
Investments	78,617	76,890
Retail real estate	33,501	31,640
Notes receivable, net of allowance for doubtful accounts of $2,855 and $1,500 as of November 25, 2006 and November 26, 2005, respectively	15,105	15,768
Other	18,025	19,044
	145,248	143,342
Total assets	$ 309,937	$ 313,158
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 16,927	$ 19,421
Accrued compensation and benefits	5,561	7,094
Customer deposits	8,310	7,525
Dividends payable	2,361	2,363
Other accrued liabilities	10,401	11,714
Total current liabilities	43,560	48,117
Long-term liabilities		
Post employment benefit obligations	15,263	14,857
Long-term debt	4,000	3,910
Real estate notes payable	19,522	15,144
Distributions in excess of affiliate earnings	11,726	11,833
	50,511	45,744
Commitments and Contingencies		
Stockholders' equity		
Common stock, par value $5 a share, 50,000,000 shares authorized, issued and outstanding - 11,803,656 in 2006 and 11,804,458 in 2005	59,018	59,022
Retained earnings	151,535	155,555
Additional paid-in-capital	1,993	2,068
Accumulated other comprehensive income	3,320	2,652
Total stockholders' equity	215,866	219,297
Total liabilities and stockholders' equity	$ 309,937	$ 313,158

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Income

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 25, 2006, November 26, 2005 (Restated) and November 27, 2004
(In thousands, except share and per share data)

	2006	As restated 2005	2004
Net sales	$ 328,214	$ 335,207	$ 315,654
Cost of sales	225,319	236,843	234,612
Gross profit	102,895	98,364	81,042
Selling, general and administrative expenses	103,551	91,270	77,145
Income from Continued Dumping & Subsidy Offset Act	(1,549)	—	—
Gain on sale of property	—	—	(3,890)
Impairment and restructuring charges	1,359	1,960	4,060
Income (loss) from operations	(466)	5,134	3,727
Income from investments	7,318	6,743	7,080
Income from unconsolidated affiliated companies, net	4,464	6,045	5,566
Interest expense	(3,864)	(3,242)	(2,783)
Other expense, net	(997)	(1,485)	(2,740)
Income before income tax provision	6,455	13,195	10,850
Income tax provision	(1,026)	(3,381)	(2,641)
Net income	$ 5,429	$ 9,814	$ 8,209
Net income per share			
Basic earnings per share:	$ 0.46	$ 0.83	$ 0.70
Diluted earnings per share:	$ 0.46	$ 0.82	$ 0.69

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity

For the years ended November 25, 2006, November 26, 2005 (Restated), and November 27, 2004 (Restated)
(In thousands, except share and per share data)

	Common Stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
	Shares	Amount				
Balance, November 29, 2003 as previously reported	11,599,936	$ 58,000	$ —	$ 159,487	$ 2,531	$ 220,018
Restatement adjustment (see Note 2)	—	—	—	(3,167)	—	(3,167)
Balance, November 30, 2003 as restated	11,599,936	58,000	—	156,320	2,531	216,851
Net income	—	—	—	8,209	—	8,209
Net change in unrealized holding gains	—	—	—	—	287	287
Comprehensive income						8,496
Dividends ($.80 per share)	—	—	—	(9,355)	—	(9,355)
Issuance of common stock	180,831	904	1,683	—	—	2,587
Purchase and retirement of common stock	(44,800)	(224)	(548)	—	—	(772)
Tax benefit from exercise of options	—	—	238	—	—	238
Balance, November 27, 2004 as restated	11,735,967	58,680	1,373	155,174	2,818	218,045
Net income (as restated)	—	—	—	9,814	—	9,814
Net change in unrealized holding gains	—	—	—	—	(166)	(166)
Comprehensive income						9,648
Dividends ($.80 per share)	—	—	—	(9,433)	—	(9,433)
Issuance of common stock	75,584	377	761	—	—	1,138
Purchase and retirement of common stock	(7,093)	(35)	(89)	—	—	(124)
Tax benefit from exercise of options	—	—	49	—	—	49
Unamortized stock compensation	—	—	(26)	—	—	(26)
Balance, November 26, 2005 as restated	11,804,458	59,022	2,068	155,555	2,652	219,297
Net income	—	—	—	5,429	—	5,429
Excess of additional pension liability over unamortized transition obligation	—	—	—	—	(205)	(205)
Net change in unrealized holding gains	—	—	—	—	873	873
Comprehensive income						6,097
Dividends ($.80 per share)	—	—	—	(9,449)	—	(9,449)
Issuance of common stock	55,637	278	693	—	—	971
Purchase and retirement of common stock	(56,439)	(282)	(702)	—	—	(984)
Unamortized stock compensation	—	—	(66)	—	—	(66)
Balance, November 25, 2006	11,803,656	$ 59,018	$ 1,993	$ 151,535	$ 3,320	$ 215,866

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Bassett Furniture Industries, Incorporated and Subsidiaries
For the years ended November 25, 2006, November 26, 2005 (Restated), and November 27, 2004 (Restated)
(In thousands)

	2006	As restated 2005	As restated 2004
Operating Activities			
Net income	$ 5,429	$ 9,814	$ 8,209
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,253	9,674	10,151
Equity in undistributed income of investments and unconsolidated affiliated companies	(9,594)	(11,011)	(10,708)
Provision for write-down of impaired assets	1,359	920	2,353
Provision for losses on trade accounts receivable	3,364	2,603	1,430
Net gain from sales of investment securities	(1,096)	(1,379)	(1,188)
Net gain from sales of property and equipment	—	—	(3,890)
Deferred income taxes	(1,437)	60	1,876
Changes in post employment benefit obligations, net	(406)	(215)	(401)
Cash received on licensee notes for operating activities	53	23	208
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations and the sale of Weiman:			
Accounts receivable	(7,417)	(7,666)	(2,707)
Inventories	2,503	4,625	(10,831)
Other current assets	(1,477)	587	(1,491)
Accounts payable and accrued liabilities	(5,659)	3,232	1,682
Net Cash Provided By (Used In) Operating Activities	(5,125)	11,267	(5,307)
Investing Activities			
Purchases of property and equipment	(3,344)	(4,804)	(7,866)
Purchases of retail real estate	(3,594)	(6,286)	(3,177)
Proceeds from sales of property and equipment	1,736	1,644	8,362
Proceeds from sale of Weiman	1,300	—	—
Proceeds from sales of investments	20,593	17,454	24,019
Purchases of investments	(14,748)	(14,339)	(24,979)
Dividends from an affiliate	6,559	5,623	5,623
Net cash received on licensee notes	411	828	622
Acquisition of retail licensee stores, net of cash acquired	(430)	67	—
Other, net	833	761	(715)
Net Cash Provided By Investing Activities	9,316	948	1,889
Financing Activities			
Borrowings under revolving credit arrangement	1,000	3,000	—
Repayments of long-term debt	(910)	(3,145)	—
Borrowings (repayments) under real estate notes payable	4,378	(460)	(201)
Issuance of common stock	745	1,065	2,587
Repurchases of common stock	(1,013)	(155)	(772)
Cash dividends	(9,449)	(9,433)	(9,355)
Net Cash Used In Financing Activities	(5,249)	(9,128)	(7,741)
Change In Cash And Cash Equivalents	(1,058)	3,087	(11,159)
Cash And Cash Equivalents - beginning of year	7,109	4,022	15,181
Cash And Cash Equivalents - end of year	$ 6,051	$ 7,109	$ 4,022

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements
Bassett Furniture Industries, Incorporated and Subsidiaries
(In thousands, except share and per share data)

1. Description of Business

Bassett Furniture Industries, Incorporated (together with its consolidated subsidiaries, "Bassett", "we", "our", "the Company") based in Bassett, Va., is a leading manufacturer, marketer and retailer of branded home furnishings. Bassett's products, designed to provide quality, style and value, are sold through Bassett Furniture Direct® stores, Bassett Design Centers, and other furniture stores. Bassett's full range of furniture products and accessories are sold through an exclusive network of 134 retail stores known as Bassett Furniture Direct ("BFD"), of which 100 are independently owned ("licensee operated"), 27 are controlled and consolidated by the Company ("Company-owned retail stores") and 7 are operated by joint ventures ("partnership licensees"), as well as over 800 furniture and department stores located throughout the United States. The Company has three domestic manufacturing facilities and one fiberboard supply plant.

2. Restatements of Previously Reported Results

During 2006, the Staff of the Securities and Exchange Commission commenced a review of our 2005 Annual Report on Form 10-K. The Staff recommended changes to our accounting treatment associated with our acquisitions of three retail licensee operations in fiscal 2005 and our classification of certain notes receivable activity in the statement of cash flows. Upon further review, we concurred with the accounting treatment recommended by the Staff.

In connection with our acquisitions of the three retail licensee operations in 2005, we initially recognized pre-tax charges of $4,204 to (1) eliminate the gross profit on inventories previously sold to the licensees by Bassett and subsequently acquired in the acquisitions and (2) reduce goodwill associated with the acquisitions to a value we believed was appropriate. Upon further review, we have determined that these charges should not have been recognized in 2005. Accordingly, the inventories should have been stated at their estimated selling prices less cost of disposal as provided in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 141, "Business Combinations" and the full amount of the goodwill should have been recorded on the balance sheet and allocated among the Company's respective reporting units. These changes resulted in increases to pre-tax income in the second and third quarters of 2005 and corresponding increases in previously reported goodwill and inventory amounts. The third quarter of 2005 and all quarters subsequent to the three acquisitions include increases to cost of sales and lower pre-tax income amounts to reflect the additional costs of certain of the acquired inventories that were subsequently sold. These retail inventories consist of a mix of floor samples, store accessories, inventory committed for delivery and other inventories held for resale.

This purchase accounting restatement had the following effects as of the date of the respective acquisitions:

	Increase (Decrease)
Asset impairment charges	$ (4,204)
Income tax expense	1,681
Deferred tax assets	(1,681)
Goodwill	1,837
Inventories (reverse previous write down to Bassett cost)	2,074
Inventories (write-up to fair value)	487
Deferred tax assets (associated with write-up to inventories)	(194)

This purchase accounting restatement resulted in a decrease to net income for fiscal 2006 of $558 and an increase to net income for fiscal 2005 of $2,251. Please refer to Note 20 for the effects on the quarterly periods for 2006 and 2005.

As stated above, we also reduced our cash flows from operations by reclassifying net cash inflows of $828 and $622 from cash flows from operating activities to cash flows from investing activities for fiscal 2005 and 2004, respectively, related to certain notes receivable due from retail licensees. The effect of this restatement has also been reflected in footnote disclosures regarding goodwill (Notes 3 and 8), earnings per share (Notes 3 and 18), inventories (Note 4), income taxes (Note 10), segment information (Note 19) and quarterly information (Note 20).

During our 2006 year end closing process, we also determined that previous actuarial assumptions and calculations associated with the death benefit, mortality and discount rates used in our actuarial valuation for our unfunded Supplemental Retirement Income Plan ("the Supplemental Plan") were not correct. As specified by Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3," we have

(In thousands, except share and per share data)

treated the effects of correcting the errors as a prior period adjustment as of November 30, 2003, the first day of the fiscal year ended November 27, 2004, and accordingly have restated our consolidated balance sheet. The cumulative effect of the restatement adjustments increased post employment benefit obligations by $5,278, increased deferred tax assets by $2,111 and decreased retained earnings by $3,167 as of the end of fiscal 2003 and 2004. The cumulative effect of the restatement adjustments as of November 26, 2005, were as follows:

	Increase (Decrease)
Post employment benefit obligations	$ 5,649
Other accrued liabilities	(231)
Deferred tax assets	2,111
Retained earnings	(3,167)
Other long-term assets	140

As the effects of this adjustment on the net plan expense were not material for the years presented, we have not restated the consolidated statements of income. The effects of these restatements have also been reflected in the income tax note (Note 10). Please refer to Note 12 to the Consolidated Financial Statements for more information on the Supplemental Plan.

The following consolidated balance sheet, statement of income, statement of stockholders' equity and statements of cash flows reconcile the previously reported and restated financial information.

(In thousands, except share and per share data)

2005 Consolidated Balance Sheet (Restated)

	As of November 26, 2005		
	As previously reported	Restatement Adjustments	Restated
Assets			
Current assets			
Cash and cash equivalents	$ 7,109		$ 7,109
Accounts receivable	37,069		37,069
Inventories	48,887	$ 2,108 (a)	50,995
Deferred income taxes	5,188		5,188
Assets held for sale	1,185		1,185
Other current assets	3,626		3,626
Total current assets	103,064	2,108	105,172
Property and equipment, net	64,644		64,644
Investments	76,890		76,890
Retail real estate	31,640		31,640
Notes receivable	15,768		15,768
Other, net	16,650	2,394(b)	19,044
	140,948	2,394	143,342
Total assets	$ 308,656	$ 4,502	$ 313,158
Liabilities and Stockholders' Equity			
Current liabilities			
Accounts payable	$ 19,421		$ 19,421
Accrued compensation and benefits	7,094		7,094
Customer deposits	7,525		7,525
Dividends payable	2,363		2,363
Other accrued liabilities	11,945	$ (231)(c)	11,714
Total current liabilities	48,348	(231)	48,117
Long-term liabilities			
Post employment benefit obligations	9,208	5,649(d)	14,857
Long-term debt	3,910		3,910
Real estate notes payable	15,144		15,144
Distributions in excess of affiliate earnings	11,833		11,833
	40,095	5,649	45,744
Commitments and Contingencies			
Stockholders' equity			
Common stock	59,022		59,022
Retained earnings	156,471	(916)(e)	155,555
Additional paid-in-capital	2,068		2,068
Accumulated other comprehensive income - unrealized holding gains, net of income tax	2,652		2,652
Total stockholders' equity	220,213	(916)	219,297
Total liabilities and stockholders' equity	$ 308,656	$ 4,502	$ 313,158

(a) Represents the remaining inventory write up at November 26, 2005, that will flow through the income statement in subsequent periods.

(In thousands, except share and per share data)

(b) Represents a net increase of $143 associated with the purchase accounting restatement (consisting of a $1,837 goodwill increase and a $1,694 net decrease in deferred tax assets) and a $2,111 increase in deferred tax assets and the recording of a $140 pension asset associated with the restatement of the unfunded liability for the Supplemental Retirement Income Plan.
(c) Relates to the restatement of the unfunded liability for the Supplemental Retirement Income Plan.
(d) Represents the increase to the post employment benefit obligation associated with the restatement of the unfunded liability for the Supplemental Retirement Income Plan. (See Note 12)
(e) Includes a $2,251 increase associated with the purchase accounting restatement and a $3,167 decrease associated with the post employment benefit obligation restatement.

2005 Consolidated Statement of Income (Restated)

	For the year ended November 26, 2005		
	As previously reported	Restatement Adjustments	Restated
Net sales	$ 335,207		$ 335,207
Cost of sales	236,390	$ 453(a)	236,843
Gross profit	98,817	(453)	98,364
Selling, general and administrative expenses	91,270		91,270
Impairment and restructuring charges	6,164	(4,204)(b)	1,960
Income from operations	1,383	3,751	5,134
Income from investments, net	6,743		6,743
Income from unconsolidated affiliated companies, net	6,045		6,045
Interest expense	(3,242)		(3,242)
Other expense, net	(1,485)		(1,485)
Income before income tax provision	9,444	3,751	13,195
Income tax provision	(1,881)	(1,500)(c)	(3,381)
Net income	$ 7,563	$ 2,251	$ 9,814
Net income per share			
Basic earnings per share:	$ 0.64	$ 0.19	$ 0.83
Diluted earnings per share:	$ 0.63	$ 0.19	$ 0.82

(a) Represents the increase to cost of sales as the restated inventory is sold.
(b) Represents the reversal of the previously recorded acquisition-related charges.
(c) Represents the tax effect at an effective tax rate of 40%.

2005 Consolidated Statement of Stockholders Equity (Restated)

	Common Stock					
	Shares	Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance, November 26, 2005, as previously reported	11,804,458	$ 59,022	$ 2,068	$ 156,471	$ 2,652	$ 220,213
Restatement adjustments associated with purchase accounting				2,251		2,251
Restatement adjustments associated with the Supplemental Retirement Income Plan				(3,167)		(3,167)
Balance, November 26, 2005 as restated	11,804,458	$ 59,022	$ 2,068	$ 155,555	$ 2,652	$ 219,297

(In thousands, except share and per share data)

2005 Consolidated Statement of Cash Flows (Restated)

	For the year ended November 26, 2005		
	As previously reported	Restatement Adjustments	Restated
Operating Activities			
Net income	$ 7,563	$ 2,251	$ 9,814
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	9,674		9,674
Equity in undistributed income of investments and unconsolidated affiliated companies	(11,011)		(11,011)
Provision for write-down of impaired assets	5,124	(4,204)(a)	920
Provision for losses on trade accounts receivable	2,603		2,603
Net gain from sales of investment securities	(1,379)		(1,379)
Deferred income taxes	(1,440)	1,500(b)	60
Changes in post employment benefit obligations	(215)		(215)
Cash received from licensee notes for operating activities	—	23(c)	23
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:			
Accounts receivable	(7,666)		(7,666)
Inventories	4,172	453(d)	4,625
Other current assets	587		587
Notes receivable, net	851	(851)(c)	—
Accounts payable and accrued liabilities	3,232		3,232
Net Cash Provided By (Used In) Operating Activities	12,095	(828)	11,267
Investing Activities			
Purchases of property and equipment	(4,804)		(4,804)
Purchases of retail real estate	(6,286)		(6,286)
Proceeds from sales of property and equipment	1,644		1,644
Proceeds from sales of investments	17,454		17,454
Purchases of investments	(14,339)		(14,339)
Dividends from an affiliate	5,623		5,623
Net cash received on licensee notes	—	828(c)	828
Acquisition of retail licensee stores, net of cash acquired	67		67
Other, net	761		761
Net Cash Provided By Investing Activities	120	828	948
Financing Activities			
Borrowings under revolving credit arrangement, net	3,000		3,000
Repayments of long-term debt	(3,145)		(3,145)
Repayments of real estate notes payable	(460)		(460)
Issuance of common stock, net	1,065		1,065
Repurchases of common stock	(155)		(155)
Cash dividends	(9,433)		(9,433)
Net Cash Used In Financing Activities	(9,128)	—	(9,128)
Change In Cash And Cash Equivalents	3,087	—	3,087
Cash And Cash Equivalents - beginning of year	4,022		4,022
Cash And Cash Equivalents - end of year	$ 7,109	$ —	$ 7,109

(a) Represents the reversal of the previously recorded non-cash impairment charges.
(b) Includes the reversal of the deferred tax benefit recorded on the $4,204 impairment charge partially offset by the deferred tax benefit recorded on the flow through of the inventory write up.
(c) Represents the restatement of net cash inflows associated with licensee notes receivable to investing activities.
(d) Represents the decrease in inventory balances due to the flow through of the inventory write up.

(In thousands, except share and per share data)

2004 Consolidated Statement of Cash Flows (Restated)

	For the year ended November 27, 2004		
	As previously reported	Restatement Adjustments	Restated
Operating Activities			
Net income	$ 8,209		$ 8,209
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,151		10,151
Equity in undistributed income of investments and unconsolidated affiliated companies	(10,708)		(10,708)
Provision for write-down of impaired assets	2,353		2,353
Provision for losses on trade accounts receivable	1,430		1,430
Net gain from sales of investment securities	(1,188)		(1,188)
Net gain from sales of property and equipment	(3,890)		(3,890)
Deferred income taxes	1,876		1,876
Changes in post employment benefit obligations	(401)		(401)
Cash received from licensee notes for operating activities	—	$ 208 (a)	208
Changes in operating assets and liabilities, exclusive of assets and liabilities impacted by business combinations:			
Accounts receivable	(2,707)		(2,707)
Inventories	(10,831)		(10,831)
Other current assets	(1,491)		(1,491)
Notes receivable, net	830	(830) (a)	—
Accounts payable and accrued liabilities	1,682		1,682
Net Cash Used In Operating Activities	(4,685)	(622)	(5,307)
Investing Activities			
Purchases of property and equipment	(7,866)		(7,866)
Purchases of retail real estate	(3,177)		(3,177)
Proceeds from sales of property and equipment	8,362		8,362
Proceeds from sales of investments	24,019		24,019
Purchases of investments	(24,979)		(24,979)
Dividends from an affiliate	5,623		5,623
Net cash received on licensee notes	—	622 (a)	622
Other, net	(715)		(715)
Net Cash Provided By Investing Activities	1,267	622	1,889
Financing Activities			
Repayments of real estate notes payable	(201)		(201)
Issuance of common stock	2,587		2,587
Repurchases of common stock	(772)		(772)
Cash dividends	(9,355)		(9,355)
Net Cash Used In Financing Activities	(7,741)	—	(7,741)
Change In Cash And Cash Equivalents	(11,159)	—	(11,159)
Cash And Cash Equivalents - beginning of year	15,181		15,181
Cash And Cash Equivalents - end of year	$ 4,022	$ —	$ 4,022

(a) Represents the restatement of net cash inflows associated with licensee notes receivable to investing activities.

(In thousands, except share and per share data)

3. Significant Accounting Policies

Principles of Consolidation and Fiscal Year

The consolidated financial statements include the accounts of Bassett Furniture Industries, Incorporated and our majority-owned subsidiaries for whom we have operating control. We also consolidate variable interest entities for which we are the primary beneficiary. All significant intercompany balances and transactions are eliminated in consolidation. Our fiscal year ends on the Saturday nearest November 30.

Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The carrying amount of these investments approximates fair value.

Accounts Receivable and Notes Receivable

Substantially all of our trade accounts receivable and notes receivable are due from customers located within the United States. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts in addition to an overall aging analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates. Allowances for doubtful accounts were $5,746 and $3,726 at November 25, 2006, and November 26, 2005, respectively. Notes receivable reserves were $2,855 and $1,500 at November 25, 2006, and November 26, 2005, respectively. Accounts and notes receivable are generally secured by liens on merchandise sold to licensees.

Concentrations of Credit Risk and Major Customers

Financial instruments that subject us to credit risk consist primarily of investments, accounts and notes receivable and financial guarantees. Investments are managed within established guidelines to mitigate risks. Accounts and notes receivable subject us to credit risk partially due to the concentration of amounts due from customers. In 2006 and 2005, no customer accounted for more than 10% of total net sales or total accounts receivable in the periods presented.

Inventories

Inventories (finished goods, work in process and raw materials) are stated at the lower of cost or market. Cost is determined for domestic manufactured furniture inventories using the last-in, first-out ("LIFO") method. The cost of imported inventories is determined on a first-in, first-out ("FIFO") basis. Inventories accounted for under the LIFO method represented 29% and 51% of total inventory before reserves at November 25, 2006, and November 26, 2005, respectively. We estimate inventory reserves for excess quantities and obsolete items based on specific identification and historical write-offs, taking into account future demand and market conditions. If actual demand or market conditions in the future are less favorable than those estimated, additional inventory write-downs may be required.

Property and Equipment

Property and equipment is comprised of all land, buildings and leasehold improvements and machinery and equipment used in the manufacturing and warehousing of furniture, our Company-owned retail operations and the administration of the wholesale and Company-owned retail operations. This property and equipment is stated at cost. Depreciation is computed over the estimated useful lives of the respective assets utilizing the straight-line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Machinery and equipment are generally depreciated over a period of 5 to 10 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter.

Retail Real Estate

Retail real estate is comprised of owned and leased properties utilized by licensee operated BFD stores. These properties are located in high traffic, upscale locations that are normally occupied by large successful national retailers. This real estate is stated at cost and depreciated over the useful lives of the respective assets utilizing the straight line method. Buildings and improvements are generally depreciated over a period of 10 to 39 years. Leasehold improvements are amortized based on the underlying lease term, or the asset's estimated useful life, whichever is shorter. As of November 25, 2006, and November 26, 2005, the cost of retail real estate included land of $6,451 and $6,451, respectively, and building and leasehold improvements of $32,267 and $28,642, respectively. As of November 25, 2006, and November 26, 2005, accumulated depreciation of retail real estate was $5,217 and $3,453, respectively. Depreciation expense was $1,764, $1,200 and $962 in 2006, 2005 and 2004, respectively.

Goodwill

As specified in Statement of Financial Accounting Standards (SFAS) No. 141, "Accounting for Business Combinations", goodwill represents the excess of the purchase price over the value assigned to tangible assets and liabilities and identifiable intangible assets of businesses acquired. SFAS No. 142, "Goodwill and Intangible Assets", requires that goodwill be reviewed for impairment annually or whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Our policy is to perform the annual impairment analysis as of the beginning of our fiscal fourth quarter. SFAS No. 142 also requires that the assets and liabilities acquired and the resulting goodwill be allocated to the entity's respective reporting units. We have identified three reporting units for our business; Wholesale, Retail and Real Estate/Investments.

Impairment of Long Lived Assets

We periodically evaluate whether events or circumstances have occurred that indicate long-lived assets may not be recoverable or that the remaining useful life may warrant revision. When such events or circumstances are present, we assess the recoverability of long-lived assets by determining whether the carrying value will be recovered through the expected undiscounted future cash flows resulting from the use of the asset. In the event the sum of the expected undiscounted future cash flows is less than the carrying value of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based on discounted cash flows or appraised values depending on the nature of the assets. The long-term nature of these assets requires the estimation of cash inflows and outflows several years into the future and only takes into consideration technological advances known at the time of the impairment test.

Investments

Our investments consist of a portfolio of marketable securities and the Bassett Industries Alternative Asset Fund ("Alternative Asset Fund"). We classify our marketable securities as available-for-sale, which are reported at fair value. Unrealized holding gains and losses, net of the related income tax effect, on available-for-sale securities are excluded from income and are reported as other comprehensive income in stockholders' equity. Realized gains and losses from securities classified as available-for-sale are included in income and are determined using the specific identification method for ascertaining the cost of securities sold. All investments are marked-to-market and recorded at their fair value. Gains and losses on financial instruments that do not qualify as accounting hedges are recorded as other income or expense. Investments in the Alternative Asset Fund are valued on the basis of net asset value, with the resultant difference from the prior valuation included in the accompanying statements of income. The net asset value is determined by the investee fund based on its underlying financial instruments as provided by the general partner.

Unconsolidated Affiliated Companies

The equity method of accounting is used for our investments in affiliated companies in which we exercise significant influence but do not maintain operating control. For equity investments that have been reduced to zero through equity method losses, additional equity losses incurred have reduced notes receivable from the investee.

Revenue Recognition

Revenue is recognized when the risks and rewards of ownership and title to the product have transferred to the buyer. This occurs upon the shipment of goods to independent dealers or, in the case of Company-owned retail stores, upon delivery to the customer. We offer terms varying from 30 to 60 days for wholesale customers. Estimates for returns and allowances for advertising and promotional arrangements have been recorded as a reduction to revenue. The contracts with our licensee store owners do not provide for any royalty or license fee to be paid to us.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with SFAS 109, "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized.

Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite management's belief that the Company's tax return positions are fully supportable, the Company may establish and has established reserves when it believes that certain tax positions are likely to be challenged and it may not

(In thousands, except share and per share data)

fully prevail in overcoming these challenges. The Company may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company's tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest.

Earnings per Share

Basic earnings per share is determined by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share also considers the dilutive effect for stock options and restricted stock.

Shipping and Handling Costs

Costs incurred to deliver retail merchandise to customers are expensed and recorded in selling, general and administrative expense and totaled $2,775 for 2006, $2,385 for 2005 and $1,437 for 2004. Shipping and handling costs associated with wholesale sales to independent licensees and other customers are borne by the purchaser.

Advertising

Costs incurred for producing and distributing advertising and advertising materials are expensed when incurred. Advertising costs, totaled $11,194, $9,278 and $9,881 and are included in selling, general and administrative expenses in 2006, 2005 and 2004, respectively.

Fair Value of Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, notes receivable, investment securities, cost and equity method investments, accounts payable and long-term debt. Because of their short maturity, the carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value. Our cost and equity method investments generally involve entities for which it is not practical to determine fair values. The carrying amounts of notes receivable approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Business Insurance Reserves

We have insurance programs in place to cover workers' compensation and health insurance claims. The insurance programs, which are funded through self-insured retention, are subject to various stop-loss limitations and partially re-insured through a captive insurance program. We accrue estimated losses using historical loss experience. Although we believe that the insurance reserves are adequate, the reserve estimates are based on historical experience, which may not be indicative of current and future losses. We adjust insurance reserves, as needed, in the event that future loss experience differs from historical loss patterns.

Variable Interest Entities

In 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46R"), which addresses the consolidation of certain business enterprises ("variable interest entities" or "VIEs"), to which the usual condition of consolidation, a controlling financial interest, does not apply. FIN 46R requires an entity to assess its equity investments, among other interests, to determine if they are variable interest entities. As defined in FIN 46R, VIEs are contractual, ownership or other interests in entities that change with the changes in the entities' net asset value. Variable interests in an entity may arise from guarantees, leases, borrowings and other arrangements with the VIE. An entity that will absorb a majority of the variable interest entity's expected losses or expected residual returns, as defined in FIN 46R, is considered the primary beneficiary of the VIE. Under FIN 46R, the primary beneficiary must include the VIE's assets, liabilities and results of operations in its consolidated financial statements.

We analyzed our partnership licensee and our independent licensees under the requirements of FIN 46R. All of these licensees operate as Bassett Furniture Direct stores and are furniture retailers. We sell furniture to these licensees, and in some cases have extended credit beyond normal terms, made lease guarantees, guaranteed loans, or loaned directly to the licensees. Consistent with our critical accounting policies, we have recorded reserves for potential exposures related to these licensees. See Note 17 for disclosure of leases, lease guarantees and loan guarantees. Based on financial projections and best available information, substantially all licensees have sufficient equity to carry out their principal operating activities without additional subordinated financial support. We completed our assessment for potential VIEs, and concluded that these entities were not required to be consolidated by us. Since adoption of FIN 46R, we have and will continue to reassess the status of potential VIEs including when facts and circumstances surrounding each potential VIE change.

(In thousands, except share and per share data)

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides a comprehensive model for the recognition, measurement, presentation and disclosure in a company's financial statements of uncertain tax positions taken, or expected to be taken, on a tax return. If an income tax position exceeds a more likely than not (i.e., greater than 50%) probability of success upon tax audit, we recognize an income tax benefit in our financial statements. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures consistent with the respective jurisdictional tax laws. This interpretation is effective for fiscal years beginning after December 15, 2006, our fiscal year ending November 30, 2008. We are in the process of evaluating this guidance and therefore have not yet determined the impact that FIN 48 will have on our financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure about fair value measurements. SFAS No.157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (our fiscal 2008), with early adoption permitted. We have not yet determined the impact, if any, that the implementation of SFAS No. 157 will have on our results of operations or financial condition.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). SFAS No.158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. This part of the statement is effective for years ending after December 15, 2006, our fiscal 2007. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. This part of the statement is effective for years ending after December 15, 2008, our fiscal 2009. We have not yet determined the impact that the implementation of SFAS No. 158 will have on our results of operations or financial condition.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB No. 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 was effective for fiscal years ending on or after November 15, 2006, and had no impact on our consolidated financial statements.

In June 2006, the Emerging Issues Task Force ("EITF") reached a consensus on EITF Issue No. 06-03 ("EITF 06-03"), "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF 06-03 provides that the presentation of taxes assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer on either a gross basis (included in revenues and costs) or on a net basis (excluded from revenues) is an accounting policy decision that should be disclosed. The provisions of EITF 06-03 become effective for annual periods ending after December 15, 2006, our fiscal 2007. Our adoption of ETIF 06-03 is not expected to have a material effect on our consolidated financial position or results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

For comparative purposes, certain amounts in the 2005 and 2004 financial statements have been reclassified to conform to the 2006 presentation.

(In thousands, except share and per share data)

4. Inventories

Inventories consist of the following:

	November 25, 2006	As restated November 26, 2005
Finished goods	$ 34,159	$ 35,773
Work in process	987	1,779
Raw materials and supplies	10,111	12,113
Retail merchandise	14,472	15,695
Total inventories on first-in, first-out cost method	59,729	65,360
LIFO adjustment	(10,849)	(14,365)
	$ 48,880	$ 50,995

During 2006 and 2005, we liquidated certain *LIFO inventories*, which decreased cost of sales by approximately $3,516 and $2,573, respectively.

5. Property and Equipment

	November 25, 2006	November 26, 2005
Land	$ 9,195	$ 9,229
Buildings and leasehold improvements	58,568	60,198
Machinery and equipment	101,337	113,177
	169,100	182,604
Less accumulated depreciation	(110,175)	(117,960)
	$ 58,925	$ 64,644

Depreciation expense for property and equipment was $7,142, $8,268 and $9,069 in 2006, 2005 and 2004, respectively. Net book value of property and equipment utilized by Company-owned stores for 2006 and 2005, was $25,243 and $26,285, respectively.

During 2004, we received the proceeds from the sale of our California Upholstery facility and recognized a gain of $3,890.

6. Investments

Our investments consist of a 99.8% interest in the Alternative Asset Fund and a portfolio of marketable securities.

	November 25, 2006	November 26, 2005
Alternative Asset Fund	$ 52,755	$ 51,593
Marketable Securities	25,862	25,297
	$ 78,617	$ 76,890

The Alternative Asset Fund commenced operations on July 1, 1998. Private Advisors, L.L.C. is the general partner (General Partner) of the Alternative Asset Fund. Bassett and the General Partner are the only two partners. The objective of the Alternative Asset Fund is to achieve consistent positive returns, while attempting to reduce risk and volatility, by placing its capital with a variety of hedge funds and experienced portfolio managers. Such hedge funds and portfolio managers employ a variety of trading styles or strategies, including, but not limited to, convertible arbitrage, merger or risk arbitrage, distressed debt, long/short equity, multi- strategy and other market—neutral strategies. The General Partner has discretion to make all investment and trading decisions, including the selection of investment managers. The General Partner selects portfolio managers on the basis of various criteria, including, among other things, the manager's investment performance during various time periods and market cycles, the fund's infrastructure, and the manager's reputation, experience, training and investment philosophy. In general, the General Partner requires that each portfolio manager have a substantial personal investment in the investment program. Our investment in the Alternative Asset Fund, which totaled $52,755 at November 25, 2006, includes investments in various other private limited partnerships, which contain contractual commitments with elements of market risk.

(In thousands, except share and per share data)

These contractual commitments, which include fixed-income securities and derivatives, may involve future settlements, which give rise to both market and credit risk. The investment partnership's exposure to market risk is determined by a number of factors, including the size, composition, and diversification of positions held, volatility of interest rates, market currency rates, and liquidity. We account for the investments by marking them to market value each month based on the net asset values provided by the General Partner. The hedge funds and portfolio managers provide the General Partner with estimated net asset values on a monthly basis that represents the amount the partnership would receive if it were to liquidate its investments in the investee funds. The partnership may redeem part of its investments as of the end of each quarter or calendar year, with no less than 45 days prior written notice.

The Alternative Asset Fund was comprised of the following investments. All investments are at fair value and all are below five percent of the respective portfolio manager's total fund investment.

	November 25, 2006	November 26, 2005
Styx Partners, L.P.	$ 22,698	$ 21,299
HBK Fund, L.P.	13,094	11,543
Contrarian Capital Trade Claims, L.P.	5,640	8,604
Drawbridge Special Opportunities Fund, L.P.	6,099	5,350
DB Zwim Special Opportunities Fund, L.P.	5,031	4,323
Cash and Other	193	474
	$ 52,755	$ 51,593

Our earnings from the Alternative Asset Fund were $5,162, $5,000 and $5,142 for 2006, 2005 and 2004, respectively. We received distributions of $4,000 and $3,800 from the sales of investments in the Alternative Asset Fund in 2006 and 2004, respectively. In 2005, we received no cash distributions.

Cost and unrealized holding gains of marketable securities are as follows:

	November 25, 2006	November 26, 2005
Fixed income securities	$ 3,666	$ 5,658
Equity securities	16,738	15,495
Total cost	20,404	21,153
Unrealized holding gains	5,458	4,144
Fair value	$ 25,862	$ 25,297

Investments in marketable securities are held as "available for sale". The realized earnings from our marketable securities portfolio was $2,121 and $1,743 for 2006 and 2005, respectively. The change in unrealized holding gains of $1,314, $(259) and $449 is recorded in accumulated other comprehensive income, net of taxes of $(441) for 2006, $93 for 2005 and ($162) for 2004.

7. Income from the Continued Dumping and Subsidy Offset Act

In 2000, the United States Congress passed the Continued Dumping and Subsidy Offset Act (CDSOA). This Act requires that the revenues from antidumping and countervailing duties on a given import be distributed on an annual basis to the domestic producers that were either petitioners or interested parties supporting the petition in the case that resulted in the duties being levied on that import. Originally targeting the steel industry, this legislation has also spread to other industries including wooden bedroom furniture beginning January 5, 2005 (produced in China) for which Bassett supported and petitioned. In 2006, we recognized $1,549 of pre-tax income associated with the CDSOA. Amounts for 2005 were insignificant. Current legislation repeals the Act after September 30, 2007.

8. Goodwill

The Company had $3,463 and $4,272 of goodwill as of November 25, 2006, and November 26, 2005, respectively, recorded as part of other long-term assets in the accompanying consolidated balance sheets. We performed our annual review for impairment as of the beginning of our fourth quarter using a discounted cash flow methodology and determined the goodwill associated with our retail reporting unit was impaired and recorded a $1,359 charge. The overall retail furniture environment and, in particular, the markets in which our Company-owned stores operate, softened during 2006 considerably more than we had anticipated. In addition, our strategy to streamline and standardize operations to reduce overhead and other costs has taken more time than we expected to implement. High gasoline costs, rising interest rates and decreased housing starts contributed to the difficult furniture retail environment. These factors led to increased promotional discounts on our products

(In thousands, except share and per share data)

in an attempt to maintain sales volumes that resulted in a significant increase in the operating losses for our Company-owned stores. We do believe that our operations will improve and that operating losses will be reduced in 2007 with plans to be at a break-even level by 2009. However, because of the magnitude of the losses expected in 2007 and 2008, our discounted cash flow analysis indicates that the retail goodwill is impaired. Our discounted cash flow analysis on the goodwill associated with our wholesale reporting unit indicated that the carrying value was realizable from future cash flows and that the fair value of the reporting unit was in excess of 125% of the book value. The fair value of the wholesale reporting unit would continue to be in excess of 110% of the book value even assuming a 10% decrease in the cash flow assumptions.

The carrying value of our goodwill by reporting unit and the activity for fiscal 2006 and 2005 is as follows:

	Wholesale	Retail	Real Estate/ Investments	Total
Balance as of November 27, 2004	$ 240	$ 15	$ —	$ 255
Goodwill from acquisitions	2,851	1,116	—	3,967
Other activity	36	14	—	50
Balance as of November 26, 2005 as restated	$ 3,127	$ 1,145	$ —	$ 4,272
Goodwill from acquisitions	278	109		387
Other activity	58	105	—	163
Fourth quarter impairment charge	—	(1,359)	—	(1,359)
Balance as of November 25, 2006	$ 3,463	$ —	$ —	$ 3,463

9. Unconsolidated Affiliated Companies

International Home Furnishings Center:

The International Home Furnishings Center ("IHFC") owns and leases showroom space in High Point, North Carolina. Our ownership interest is 46.9% and is accounted for using the equity method. Our investment reflects a credit balance due to our cumulative receipt of dividends exceeding our cumulative portion of IHFC's earnings. The credit balance was $11,726 and $11,833 at November 25, 2006, and November 26, 2005, respectively, and is reflected in the liabilities section in the accompanying consolidated balance sheets as distributions in excess of affiliate earnings. This negative book value resulted from IHFC's refinancing of its real estate based on the market value of the property and using the proceeds to pay a special dividend to its owners. Our share of earnings and dividends from this investment were as follows:

	Earnings Recognized	Dividends Received
Fiscal 2006	$ 6,666	$ 6,560
Fiscal 2005	6,367	5,623
Fiscal 2004	6,116	5,623

Summarized financial information for IHFC is as follows:

	2006	2005	2004
Current assets	$ 19,871	$ 25,015	$ 32,600
Non-current assets	46,310	46,229	47,279
Current liabilities	19,494	17,756	18,936
Long-term liabilities	107,996	115,025	124,370
Revenues	46,764	46,411	44,965
Net income	14,229	13,591	13,053

The complete financial statements of IHFC are included in our annual report on Form 10-K. Based on current and expected future earnings of IHFC, we believe that the market value of this investment is positive and substantially greater than its book value of negative $11,726 at November 25, 2006.

We also lease 61,789 square feet of showroom space from IHFC, 2.0% of the total space available for lease, at what we believe to be competitive market rates.

(In thousands, except share and per share data)

Partnership licensees:

As part of our retail expansion strategy, we have made equity investments in two licensee operators of our BFD store program. In 2002, we purchased a 30% ownership interest in BFD Northeast, LLC ("BFDNE") for $600. BFDNE is developing BFD retail stores in New England. As of November 25, 2006, BFDNE operates seven BFD stores. Sales to BFDNE were $9,062, $11,440 and $11,581 for 2006, 2005 and 2004, respectively, and we had notes and accounts receivable, net of reserves, of $3,586 and $2,037 due from BFDNE at November 25, 2006, and November 26, 2005, respectively. Our share of income (losses) amounted to $(1,954), $(166) and ($178) for 2006, 2005 and 2004, respectively.

In 2004, we had a 30% ownership interest in BFD Atlanta, LLC ("BFD-Atlanta"). Sales to BFD-Atlanta were $3,438, and $4,307 for 2005 and 2004, respectively. Our share of (losses) were $(656) and ($895) in 2005 and 2004, respectively. During 2005, we purchased an additional 36% interest in BFD-Atlanta and began consolidating BFD-Atlanta's operating results and financial position into ours. See Note 14 for a further discussion of our purchase of a controlling interest in BFD-Atlanta.

Other affiliates:

We own 49% of Zenith Freight Lines, LLC, ("Zenith") which hauls freight for many of our customers. Our investment balance was $5,264 at November 25, 2006, and $5,512 at November 26, 2005, and is recorded in other long-term assets. Company-owned retail stores paid Zenith approximately $3,700, $2,589 and $1,749, for freight expense in 2006, 2005 and 2004, respectively. Our share of income (loss) from the investment in Zenith was $(248), $500 and $523 for 2006, 2005 and 2004, respectively.

Summarized combined financial information for 2006 includes Zenith and BFDNE. Summarized combined financial information for 2005 includes Zenith, BFDNE and BFD-Atlanta through the date of our acquisition of a controlling interest in BFD-Atlanta. Summarized combined financial information for 2004 includes Zenith, BFDNE and BFD-Atlanta.

	2006	2005	2004
Current assets	$ 7,991	$ 8,242	$ 10,046
Non-current assets	9,556	9,508	9,633
Current liabilities	11,774	8,666	9,419
Long-term liabilities	2,815	2,679	5,568
Revenues	37,088	44,474	42,130
Net loss	(3,809)	(546)	(1,001)

10. Income Taxes

A reconciliation of the statutory federal income tax rate and the effective income tax rate, as a percentage of income before income taxes, is as follows:

	November 25, 2006	As restated November 26, 2005	November 27, 2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
Dividends received exclusion	(33.2)	(14.2)	(16.7)
Goodwill impairment	7.4	—	—
Change in income tax valuation allowance	6.3	3.8	4.6
Change in income tax reserves	1.1	(2.8)	1.9
State income tax, net of federal benefit	1.4	4.4	3.4
Other	(2.1)	(0.5)	(3.9)
Effective income tax rate	15.9%	25.7%	24.3%

(In thousands, except share and per share data)

The components of the income tax provision (benefit) are as follows:

	November 25, 2006	As restated November 26, 2005	November 27, 2004
Current:			
Federal	$ 1,608	$ 2,739	$ 206
State	855	582	560
Deferred:			
Federal	(1,411)	(137)	1,579
State	(26)	197	296
Total	$ 1,026	$ 3,381	$ 2,641

The income tax effects of temporary differences and carryforwards, which give rise to significant portions of the deferred income tax assets and deferred income tax liabilities, are as follows:

	November 25, 2006	As restated November 26, 2005
Deferred income tax assets:		
Trade accounts receivable	$ 3,344	$ 1,531
Inventories	1,466	1,618
Property and equipment writedowns	480	454
Retirement benefits	5,651	5,702
State net operating loss carryforwards	1,499	1,160
Distributions from affiliates in excess of income	10,155	9,726
Alternative minimum tax credit carryforward (no expiration)	—	782
Other	1,671	2,031
Gross deferred income tax assets	24,266	23,004
State net operating loss carryforward valuation allowance	(1,406)	(1,000)
Total deferred income tax assets	22,860	22,004
Deferred income tax liabilities:		
Property and equipment	3,159	4,701
Undistributed affiliate income	5,535	4,665
Prepaid expenses and other	155	201
Unrealized holding gains	1,965	1,616
Total gross deferred income tax liabilities	10,814	11,183
Net deferred income tax assets	$ 12,046	$ 10,821

The valuation allowance for deferred tax assets increased $406 in 2006 primarily due to a $607 increase related to losses in certain states generated in the current year for which we believe that it is more likely than not that these tax benefits would not be realized prior to expiration, partially offset by a $201 decrease related to the utilization of certain state tax loss carryforwards. We have state net operating loss carryforwards for tax purposes available to offset future taxable state income of $38,886, which expire in varying amounts between 2007 and 2025. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. When realization of any of these previously-reserved carryforwards is more likely than not to occur, the benefit would be recognized as a reduction to income tax expense in that period. We consider our historical and anticipated future pre-tax earnings and any current tax planning strategies when assessing the ultimate realization of the carryforwards.

We have $1,040 and $971 in income tax reserves as of November 25, 2006, and November 26, 2005, respectively. Despite our belief that our tax return positions are fully supportable, reserves are established in accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies", where we believe that certain tax positions are likely to be challenged and we may not fully prevail in overcoming these challenges. We may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. Our tax expense includes the impact of reserve positions and changes to reserves that we consider appropriate, as well as related interest. In fiscal 2006, our tax expense was increased $439 related to certain state tax matters and interest on certain timing

(In thousands, except share and per share data)

differences and was decreased $370 related to the resolution of certain partnership accounting issues resulting in a net increase to the tax reserves of $69. In fiscal 2005, our tax expense was increased $163 related to interest on certain timing differences and was decreased $528 primarily related to the resolution of certain partnership accounting issues, state tax matters and permanent deductions resulting in net decrease to the tax reserves of $365. In fiscal 2004, our tax expense was increased $281 related to the uncertainty of certain permanent deductions and interest on certain timing differences and was decreased $74 for the resolution of certain state tax matters. Our reserve also decreased by $1,289 as a result of a settlement payment. We also cannot predict when or if any other future tax payments related to these tax positions may occur. Therefore, all of the reserves for these positions are classified as current liabilities in our balance sheet.

Income taxes paid, net of refunds received, during 2006, 2005 and 2004 were $3,579, $1,570 and $1,700, respectively.

11. Real Estate Notes Payable and Other Long-Term Debt

Certain of our retail real estate properties have been financed through commercial mortgages which are payable over periods of four to twenty years and have interest rates ranging from 6.73% to 9.18%. These mortgages are collateralized by the respective properties with net book values totaling approximately $26,000 at November 25, 2006. The current portion of these mortgages, $622 and $460 as of November 25, 2006, and November 26, 2005, respectively, has been included as a current liability in other accrued liabilities in the accompanying consolidated balance sheets. The long-term portion, $19,522 and $15,144 as of November 25, 2006, and November 26, 2005, respectively, is presented as real estate notes payable in the consolidated balance sheets. The fair value of our real estate notes payable is $21,026. Our weighted average interest rate is 7.94%. Interest paid during 2006 and 2005 was $1,293 and $1,384, respectively.

Maturities of real estate notes payable are as follows:

2007	$ 622
2008	672
2009	729
2010	8,379
2011	5,447
Thereafter	4,295
	$ 20,144

We amended our existing revolving credit facility in November 2005 by extending the agreement by one year and amending certain covenants. The credit facility provides for borrowings of up to $40,000 at a variable interest rate of LIBOR plus 1.5% (6.82% on November 25, 2006). The facility is secured by substantially all of our receivables and inventories. Borrowings under the facility, which matures November 30, 2007, totaled $4,000 and $3,000 at November 25, 2006, and November 26, 2005, respectively. After coverage for letters of credit, we had $21,817 available for borrowing under the facility at November 25, 2006. The average interest rate was 6.46% for the year ended November 25, 2006.

This facility contains, among other provisions, certain defined financial requirements including a maximum ratio of debt to equity and a minimum level of tangible net worth. At November 25, 2006, we were not in compliance with our minimum tangible net worth covenant. We received a waiver of this requirement through fiscal 2007. We were in compliance with all other covenants as of November 25, 2006.

Interest paid during 2006, 2005 and 2004 was $873, $619 and $436, respectively.

12. Post Employment Benefit Obligations

We have an unfunded Supplemental Retirement Income Plan (the "Supplemental Plan") that covers two current and certain former employees. Upon retirement, the Supplemental Plan provides for lifetime monthly payments in an amount equal to 65% of the participant's final average compensation as defined in the Supplemental Plan, which amount is reduced by certain social security benefits to be received and other benefits provided by us. The Supplemental Plan also provides a death benefit that is divided into (a) prior to retirement death, which pays the beneficiary 50% of final average annual compensation for a period of 120 months, and (b) post-retirement death, which pays the beneficiary 200% of final average compensation in a single payment. We own life insurance policies with a current net death benefit totaling approximately $6,400 on these employees and expect to substantially fund death benefits with the proceeds from the policies. Funding for the remaining cash flows are expected to be provided through operations. There are no benefits payable as a result of a termination of employment for any reason other than death or retirement, other than a change of control provision which provides for the immediate vesting and payment of the retirement benefit under the Supplemental Plan in the event of an employment termination resulting from a change of control.

(In thousands, except share and per share data)

Summarized information for the plan measured as of the beginning of the respective year is as follows:

	2006	As Restated 2005
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 12,036	$ 12,043
Service cost	89	88
Interest cost	631	661
Actuarial losses	1,101	258
Benefits paid	(1,038)	(1,014)
Projected benefit obligation at end of year	$ 12,819	$ 12,036
Unrecognized transition obligation	(511)	(553)
Unrecognized actuarial loss	(1,432)	(331)
Additional minimum liability recorded as intangible asset	511	142
Additional minimum liability recorded in accumulated other comprehensive income	343	—
Net amount recorded in post employment benefit obligations (accumulated benefit obligation)	$ 11,730	$ 11,294

	2006	2005	2004
Components of Net Periodic Pension Cost:			
Service cost	$ 89	$ 88	$ 80
Interest cost	631	661	699
Amortization of transition obligation	42	42	42
Amortization of unrecognized actuarial loss	—	—	—
Net periodic pension cost	$ 762	$ 791	$ 821
Assumptions used to determine net periodic pension cost:			
Discount rate	5.75%	5.50%	5.50%
Increase in future compensation levels	6.00%	6.00%	6.00%

Estimated Future Benefit Payments:	
Fiscal 2007	$ 1,168
Fiscal 2008	1,154
Fiscal 2009	1,123
Fiscal 2010	1,088
Fiscal 2011	1,050
Fiscal 2012 through 2016	4,584

We have an unfunded Deferred Compensation Plan that covers two current and certain former employees and provides for voluntary deferral of compensation. This plan has been frozen with no additional participants or benefits permitted. We recognized expense of $454, $458 and $466 in fiscal 2006, 2005 and 2004, respectively, associated with the plan. Our liability under this plan was $3,533 and $3,563 as of November 25, 2006, and November 26, 2005, respectively, and is reflected in post employment benefit obligations.

We have a qualified defined contribution plan (Employee Savings/Retirement Plan) that covers substantially all employees who elect to participate and have fulfilled the necessary service requirements. Prior to October 1, 2006, employee contributions to the Plan were matched by us at the rate of 115% of the first 2% through 5% of the employee's contribution, based on years of service. Beginning October 1, 2006, employee contributions are matched at the rate of 50% of up to 8% of gross pay, regardless of years of service. The Plan incorporates provisions of Section 401(k) of the Internal Revenue Code. Employer matching contributions to the Plan for 2006, 2005 and 2004 were approximately $875, $1,059 and $1,161, respectively.

(In thousands, except share and per share data)

13. Capital Stock and Stock Compensation

In the first quarter of fiscal 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payment, ("SFAS No. 123R") which revises SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" for our stock-based employee and director compensation plans. SFAS 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). Prior to the adoption of SFAS No. 123R, as permitted by SFAS No. 123, the Company accounted for similar transactions in accordance with APB No. 25 which employed the intrinsic value method of measuring compensation cost. Accordingly, no compensation expense was recognized in the statements of income for options granted with exercise prices equal to the fair value of the Company's common stock on the date of grant.

Effective for the first quarter of fiscal 2006, the Company adopted the fair value recognition provisions of SFAS No. 123R, using the modified prospective approach to transition. Accordingly, prior year amounts have not been restated. Under the modified prospective approach, the provisions of SFAS No. 123R are to be applied to new awards granted after November 27, 2005, and the Company is required to recognize compensation expense for stock options granted prior to the adoption of SFAS No. 123R under the fair value method and recognize those amounts over the remaining vesting period of the stock options. The Company's results of operations for the year ending November 25, 2006, include $151 of compensation expense related to restricted stock and stock options.

We had a Long Term Incentive Stock Option Plan that was adopted in 1993 (the "1993 Plan") and expired in 2003. Under the 1993 Plan, we had reserved for issuance 450,000 shares of common stock. Options outstanding under the 1993 Plan expire at various dates through 2007. Under the Employee Stock Plan adopted in 1997 (the "1997 Plan"), we reserved for issuance 950,000 shares of common stock. In addition, the terms of the 1997 Plan allow for the re-issuance of any stock options which have been forfeited before being exercised. An additional 500,000 shares of common stock were authorized for issuance in 2000. Options granted under the 1997 Plan may be for such terms and exercised at such times as determined by the Organization, Compensation, and Nominating Committee of the Board of Directors. Vesting periods typically range from one to three years. We have approximately 144,000 shares available for grant under the 1997 Plan at November 25, 2006.

We had a Stock Plan for Non-Employee Directors, adopted in 1993 and amended in 2000, which expired in 2003. Under this stock option plan, we reserved for issuance 125,000 shares of common stock, including an additional 50,000 shares of common stock that were authorized for issuance in 2001. No shares were available for grant under the plan at November 25, 2006. These options are exercisable for 10 years commencing six months after the date of grant.

During 2005, we adopted a Non-Employee Directors Stock Incentive Plan (the "Incentive Plan"). The Incentive Plan authorized incentive awards in the form of restricted stock or stock grants. All Directors of the Company who are not full-time employees of the Company are eligible to receive incentive awards under the Incentive Plan. There were 100,000 shares of common stock reserved for grant under the Incentive Plan. Shares available for grant under the Incentive Plan were 89,059 at November 25, 2006.

(In thousands, except share and per share data)

The following table summarizes changes to the accrued restructuring accounts for the fiscal years ended November 25, 2006, November 26, 2005 and November 27, 2004:

	Severance and Related Benefits
Balance at November 29, 2003	$ 208
Restructuring accrual	1,707
Cash payments	(1,475)
Balance at November 27, 2004	440
Restructuring accrual	1,040
Cash payments	(698)
Balance at November 26, 2005	782
Restructuring accrual	—
Cash payments	(753)
Balance at November 25, 2006	$ 29

15. Acquisition of Retail Licensee Stores (Restated)

During the second quarter of 2005, we acquired a 76% ownership interest in our Dallas, Texas BFD store operation ("BFD-Dallas"). BFD-Dallas consisted of eight BFD stores in the greater Dallas, Texas metropolitan area. We accounted for this transaction using the purchase method of accounting. As such, as of the end of our second quarter, we began consolidating BFD-Dallas results of operations into our consolidated statements of income.

During the third quarter of 2005, we acquired 100% of the assets of our BFD licensee in upstate New York ("BFD-UNY") and an additional 36% interest in our BFD licensee in Atlanta, Georgia ("BFD-Atlanta") bringing our total ownership interest to 66%. BFD-UNY consists of two BFD stores in Rochester, N.Y., and one store in Buffalo, N.Y. BFD-Atlanta consisted of four BFD stores in the greater Atlanta, Ga., metropolitan area. We accounted for these transactions using the purchase method of accounting. We began consolidating BFD-UNY's results of operations into our consolidated statements of income in August 2005. We began consolidating BFD-Atlanta's results of operations into our consolidated statements of income in September 2005.

The aggregate purchase consideration for these three transactions was $3,550, which included $1,050 of cash and $2,500 of notes receivable converted to equity. The acquisitions included assets of $16,768 comprised of cash of $946, inventory of $8,336, notes receivable of $4,100, fixed assets of $2,415 and other assets of $971. The Company assumed liabilities of $22,481 comprised of various accounts and notes payable to the Company of $13,555, other accounts payable of $6,512 and long-term debt of $2,414.

The following table summarizes the estimated fair market values of the assets acquired and liabilities assumed at the respective dates of acquisition which were consolidated into our financial position:

	As restated
Fair value of assets acquired	$ 16,768
Fair value of liabilities assumed	22,481
Net liabilities assumed	5,713
Purchase consideration	3,550
Goodwill and other intangibles before adjustments	9,263
Less identifiable intangible assets	(710)
Reversal of specific reserves associated with these licensees	(4,586)
Goodwill	$ 3,967

(In thousands, except share and per share data)

Prior to the acquisitions, we had $8,968 of accounts and notes receivable from the licensees net of bad debt reserves of $4,586. At the time of the acquisition, those reserves were used to reduce the amount of goodwill associated with the acquisitions. In addition, because of the negative book value of the acquired licensees, the resulting asset associated with minority interest for the Dallas and Atlanta licensees was recorded as an increase to goodwill. The identifiable intangible assets primarily consists of the value of the licensees' customer bases and will be amortized over five years.

The acquisitions discussed above are central to our overall retail strategies and the purchase consideration paid for these transactions was based on both maintaining distribution for our wholesale business and generating a reasonable store level retail return from these operations. Therefore, we have allocated $1,116 of the goodwill to our retail segment and $2,851 to our wholesale segment.

The following unaudited pro forma financial information for 2005 and 2004 is presented to illustrate what the estimated effect of the 2005 acquisitions of BFD-Dallas and BFD-Atlanta would have been if the transactions had occurred as of the beginning of each period presented below. The pro forma results do not include the acquisition of BFD-UNY as complete and accurate financial information was not available for those periods. The pro forma information shows sales net of elimination of inter-company sales and profit. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date nor is it necessarily indicative of future results.

	Unaudited Pro Forma	
	November 26, 2005	November 27, 2004
Net sales	$ 344,415	$ 333,511
Net income	$ 7,282	$ 5,008
Diluted earnings per share	$ 0.61	$ 0.42

During the first quarter of 2006, we purchased the remaining 34% interest in BFD-Atlanta for $200 and recorded an additional $137 of goodwill. During the second quarter of 2006, we purchased an additional 15% interest in BFD-Dallas for $230 and recorded an additional $222 of goodwill. As of November 25, 2006, we own 100% of BFD-Atlanta and 91% of BFD-Dallas.

Subsequent to year end, we acquired the remaining 9% of BFD-Dallas for $120.

16. Contingencies

We are involved in various claims and actions, including environmental matters, which arise in the normal course of business. Although the final outcome of these matters cannot be determined, based on the facts presently known, it is our opinion that the final resolution of these matters will not have a material adverse effect on our financial position or future results of operations.

17. Leases, Lease Guarantees and Loan Guarantees

We lease land and buildings that are used in the operation of our Company-owned retail stores as well as in the operation of independent and partnership licensee BFD stores. Our decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof. Some store leases contain contingent rental provisions based upon sales volume. Additionally, we lease showroom space from IHFC, which is priced at what we believe to be a market rate. Lease terms range from one to 15 years and generally have renewal options of between five and 15 years. The following schedule shows future minimum lease payments under non-cancelable leases having remaining terms in excess of one year as of November 25, 2006:

2007	$ 12,851
2008	12,342
2009	11,945
2010	11,720
2011	10,821
Thereafter	37,086
	$ 96,765

Lease expense was $11,507, $7,726, and $6,042 for 2006, 2005, and 2004, respectively.

(In thousands, except share and per share data)

In addition to subleasing certain of these properties, we own retail real estate which we in turn lease to licensee operators of BFD stores. The following schedule shows minimum future rental income related to pass-through rental expense on subleased property as well as rental income on real estate owned by Bassett, excluding subleases based on a percentage of sales.

2007	$	5,490
2008		5,816
2009		5,962
2010		5,685
2011		4,897
Thereafter		18,217
	$	46,067

Real estate expense (including lease costs, depreciation, insurance, and taxes), net of rental income, was $775 in 2006, $684 in 2005 and $1,071 in 2004 and is reflected in other expense, net in the accompanying consolidated statements of income.

As part of the expansion strategy for our BFD program, we have guaranteed certain lease obligations of licensee operators. Lease guarantees range from one to ten years. The guarantee party is generally required to make periodic fee payments to us in exchange for the guarantee. We were contingently liable under licensee lease obligation guarantees in the amount of $20,566 and $16,729 at November 25, 2006, and at November 26, 2005, respectively. Currently, we have also guaranteed one warehouse lease obligation for $340.

We have also guaranteed loans of certain of our BFD dealers to finance initial inventory packages for those stores. Loan guarantees have three year terms, are collateralized by the inventory and generally carry a personal guarantee of the independent dealer. The total contingent liability with respect to these loan guarantees as of November 25, 2006, and November 26, 2005, was $10,047 and $12,018, respectively.

In the event of default by an independent dealer under the guaranteed lease or loan, we believe that the risk of loss is mitigated through a combination of options that include, but are not limited to, arranging for a replacement dealer, liquidating the collateral, and pursuing payment under the personal guarantees of the independent dealer. The proceeds of the above options are estimated to cover the maximum amount of our future payments under the guarantee obligations. The fair value of guarantees at November 25, 2006, and November 26, 2005, were $410 and $700, respectively, and are recorded in accrued liabilities in the accompanying consolidated balance sheets.

18. Earnings Per Share

The following table reconciles basic and diluted earnings per share:

	Shares		Net Income		Earnings Per Share
2006					
Basic EPS	11,808,053	$	5,429	$	0.46
Effect of Options	93,530		—		—
Diluted EPS	11,901,583	$	5,429	$	0.46
2005 (As restated):					
Basic EPS	11,785,613	$	9,814	$	0.83
Effect of Options	137,112		—		(0.01)
Diluted EPS	11,922,725	$	9,814	$	0.82
2004:					
Basic EPS	11,686,649	$	8,209	$	0.70
Effect of Options	167,323		—		(0.01)
Diluted EPS	11,853,972	$	8,209	$	0.69

Options to purchase 701,272 shares of common stock in 2006, 732,272 shares of common stock in 2005 and 723,929 shares of common stock in 2004 were outstanding at the end of each such fiscal year and were excluded from the computation as their effect is antidilutive.

19. Segment Information

We have strategically aligned our business into three reportable segments: Wholesale, Retail and Investments/Real Estate. The wholesale home furnishings segment is involved principally in the design, manufacture, sourcing, sale and distribution of furniture products to a network of BFD stores (independently-owned stores, Company-owned retail stores and partnership licensees) and independent furniture retailers. Our wholesale segment includes our wood and upholstery operations as well as all corporate selling, general and administrative expenses. During the second quarter of 2006, we sold our contemporary furniture business (Weiman), which was previously included in this segment.

Our retail segment consists of Company-owned BFD stores. Our retail segment includes the revenues, expenses, assets and liabilities (including real estate) and capital expenditures directly related to these stores.

Our investments/real estate segment consists of our investments (Alternative Asset Fund and marketable securities), distributions in excess of affiliate earnings (IHFC) and retail real estate related to licensee BFD stores. Although this segment does not have operating earnings, income from the segment is included in other income in our condensed consolidated statements of income and retained earnings. Our equity investment in IHFC is not included in the identifiable assets of this segment since it has a negative book value and is therefore included in the long-term liabilities section of our condensed consolidated balance sheet. See Note 9 for a further discussion of IHFC.

Inter-Company net sales elimination represents the elimination of wholesale sales to our Company-owned BFD stores. Inter-Company income elimination represents the embedded wholesale profit in the Company-owned store inventory that has not been realized. These profits will be recorded when merchandise is delivered to the end retail consumer.

(In thousands, except share and per share data)

The following table presents segment information for each of the last three fiscal years:

	November 25, 2006	As restated November 26, 2005	As restated November 27, 2004
Net Sales			
Wholesale	$ 284,803	$ 301,250	$ 289,953
Retail	84,401	70,480	48,894
Inter-Company Elimination	(40,990)	(36,523)	(23,193)
Consolidated	$ 328,214	$ 335,207	$ 315,654
Income (loss) from Operations			
Wholesale	$ 12,096	$ 9,547	$ 3,703
Retail	(12,126)	(1,661)	172
Inter-Company Elimination	(626)	(792)	22
Income from CDSOA	1,549	—	—
Impairment charges, restructurings and unusual gains, net	(1,359)	(1,960)	(170)
Consolidated	$ (466)	$ 5,134	$ 3,727
Identifiable Assets			
Wholesale	$ 147,261	$ 149,776	$ 173,458
Retail	50,558	54,852	41,670
Investments and real estate	112,118	108,530	84,349
Consolidated	$ 309,937	$ 313,158	$ 299,477
Depreciation and Amortization			
Wholesale	$ 5,695	$ 7,032	$ 8,075
Retail	1,793	1,442	1,114
Investments and real estate	1,765	1,200	962
Consolidated	$ 9,253	$ 9,674	$ 10,151
Capital Expenditures			
Wholesale	$ 2,829	$ 3,722	$ 3,674
Retail	522	1,082	4,192
Investments and real estate	3,587	6,286	3,177
Consolidated	$ 6,938	$ 11,090	$ 11,043

A breakdown of wholesale sales by product category for each of the last three fiscal years is provided below:

	November 25, 2006	November 26, 2005	November 27, 2004
Wood	58%	60%	62%
Upholstery	42%	40%	38%
	100%	100%	100%

(In thousands, except share and per share data)

20. Quarterly Results of Operations and Restatements (unaudited)

As discussed more fully in Note 2, the Staff of the Securities and Exchange Commission conducted a review of our 2005 Annual Report on Form 10-K. The Staff recommended changes to our accounting treatment associated with our acquisitions of three retail licensee operations in fiscal 2005. Upon further review, we concurred with the accounting treatment recommended by the Staff. The following table provides quarterly information on both a restated basis and as previously reported for fiscal 2006 and 2005.

	2006 Restated			
	First (a)	Second (a)	Third (a)	Fourth (1)
Net sales	$ 86,489	$ 87,663	$ 77,560	$ 76,502
Gross profit	27,338	27,776	23,334	24,447
Net income	2,180	2,833	57	359
Basic earnings per share	0.18	0.24	0.01	0.03
Diluted earnings per share	0.18	0.24	0.01	0.03

	2005 Restated			
	First	Second (a)	Third (a)	Fourth (a)(2)
Net sales	$ 80,752	$ 83,063	$ 82,743	$ 88,649
Gross profit	21,296	22,150	25,346	29,572
Net income	2,364	2,526	2,857	2,067
Basic earnings per share	0.20	0.21	0.24	0.18
Diluted earnings per share	0.20	0.21	0.24	0.18

	2006 Previously Reported			
	First	Second	Third	Fourth
Net sales	$ 86,489	$ 87,663	$ 77,560	N/A
Gross profit	27,675	27,988	23,961	N/A
Net income	2,310	2,885	433	N/A
Basic earnings per share	0.20	0.24	0.04	N/A
Diluted earnings per share	0.19	0.24	0.04	N/A

	2005 Previously Reported			
	First	Second	Third	Fourth
Net sales	$ 80,752	$ 83,063	$ 82,743	$ 88,649
Gross profit	21,296	22,150	25,467	29,904
Net income	2,364	1,047	1,886	2,266
Basic earnings per share	0.20	0.09	0.16	0.19
Diluted earnings per share	0.20	0.09	0.16	0.18

(a) The following table summarizes the restatement adjustments by quarter. Please refer to Note 2 for further details of the adjustments.

(1) Includes a liquidation of LIFO inventories that increased gross profit by $1,958 (See Note 4), a $1,359 impairment charge associated with the write-off of goodwill (See Note 8) and $1,549 of income associated with the Continued Dumping & Subsidy Offset Act (See Note 7).

(2) Includes a liquidation of LIFO inventories that increased gross profit by $1,679 (See Note 4).

	Increased Cost of Sales	Reversal of Impairment Charges	Tax Effect	Effect on Net Income
First Quarter 2006	$ (337)	$ 120	$ 87	$ (130)
Second Quarter 2006	(212)	127	33	(52)
Third Quarter 2006	(627)	—	251	(376)
Second Quarter 2005	—	2,465	(986)	1,479
Third Quarter 2005	(121)	1,739	(647)	971
Fourth Quarter 2005	(332)	—	133	(199)

Other Business Data

Bassett Furniture Industries, Incorporated and Subsidiaries
(dollars in thousands except share and per share data)

Selected Financial Data

	2006	As restated (a) 2005	As restated (a) 2004	As restated (a) 2003	As restated (a) 2002
Net sales	$328,214	$335,207	$315,654	$316,857	$323,487
Cost of sales	225,319	236,843	234,612	234,861	254,993
Operating profit (loss)	(466)(1)	5,134(2)	3,727)(3)	(1,230)(4)	6,256)(5)
Other income, net	6,921	8,061	7,123	6,097	2,854
Income before income taxes	6,455	13,195	10,850	4,867	9,110
Income taxes	1,026	3,381	2,641	462	2,369
Net income (loss)	5,429	9,814	8,209	(470)(6)	6,741
Diluted earnings (loss) per share	0.46	0.82	0.69	(0.04)	0.57
Cash dividends declared	9,449	9,433	9,355	9,261	9,358
Cash dividends per share	0.80	0.80	0.80	0.80	0.80
Total assets	309,937	313,158	299,477	281,891	292,991
Long-term debt	23,522	19,054	15,604	—	3,000
Current ratio	2.43 to 1	2.19 to 1	2.66 to 1	2.78 to 1	3.02 to 1
Book value per share	18.28	18.61	18.58	18.69	19.42
Weighted average number of shares	11,808,053	11,785,613	11,686,649	11,608,853	11,697,519

(a) See Note 2 to the Consolidated Financial Statements related to restatements of previously issued financial statements.
(1) See Note 8 to the Consolidated Financial Statements related to a $1,359 impairment charge recorded in 2006.
(2) See Note 14 to the Consolidated Financial Statements related to $1,960 restructuring and asset impairment charges recorded in 2005.
(3) See Note 14 to the Consolidated Financial Statements related to $4,060 restructuring and asset impairment charges recorded in 2004 and Note 5 related to a $3,890 gain recognized on the sale of our California upholstery operation in 2004.
(4) Includes $3,200 of restructuring and asset impairment charges recorded in 2003.
(5) Includes $1,251 of restructuring charges recorded in 2002.
(6) Includes $4,875 cumulative effect adjustment related to the adoption of FASB Interpretation No. 46(R), "Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51".

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting in accordance with Exchange Act Rule 13a-15. With the participation of our Chief Executive Officer and Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 25, 2006, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Our assessment as of November 25, 2006, identified a material weakness in that we lack sufficient management control processes and accounting personnel to ensure that certain non-routine transactions are properly accounted for and disclosed. This control deficiency resulted in the restatements described in Note 2 to our Consolidated Financial Statements relating to certain purchase accounting transactions and the unfunded liability associated with our Supplemental Retirement Income Plan. Additionally, this control deficiency, if not remediated, could result in a material misstatement to annual or interim consolidated financial statements that would not be prevented or detected.

Based on this evaluation and the material weakness noted above, management concluded that our internal control over financial reporting was not effective as of November 25, 2006.

Our assessment of the effectiveness of our internal control over financial reporting as of November 25, 2006, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Bassett Furniture Industries, Inc.
Bassett, Virginia
February 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited the accompanying consolidated balance sheets of Bassett Furniture Industries, Incorporated and subsidiaries as of November 25, 2006 and November 26, 2005, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 25, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of International Home Furnishings Center, Inc. (a corporation in which the Company has a 47% interest), have been audited by other auditors whose report has been furnished to us, and our opinion on the consolidated financial statements, insofar as it relates to the amounts included for International Home Furnishings Center, Inc., is based solely on the report of the other auditors. In the consolidated financial statements, the Company's investment in International Home Furnishings Center, Inc. is stated at $(11,726,000) and $(11,833,000), respectively at November 25, 2006 and November 26, 2005, and the Company's equity in the net income of International Home Furnishings Center, Inc. is stated at $6,666,000, $6,367,000, and $6,116,000 for each of the three years in the period ended November 26, 2006.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bassett Furniture Industries, Incorporated and subsidiaries at November 25, 2006 and November 26, 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 25, 2006, in conformity with U.S. generally accepted accounting principles.

As more fully described in Note 2 to the consolidated financial statements, the accompanying consolidated financial statements as of November 26, 2005 and for each of the two years in the period ended November 26, 2005 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Bassett Furniture Industries, Incorporated's internal control over financial reporting as of November 25, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 7, 2007 expressed an unqualified opinion on management's assessment and an adverse opinion on the effectiveness of the Company's internal control over financial reporting.

Ernst + Young LLP

Greensboro, North Carolina
February 7, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Bassett Furniture Industries, Incorporated:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting that Bassett Furniture Industries, Incorporated did not maintain effective internal control over financial reporting as of November 25, 2006, because of the effect of the material weakness that management did not have sufficient management control processes and accounting personnel to ensure that certain non-routine transactions are properly accounted for and disclosed, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Bassett Furniture Industries, Incorporated's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. Management lacks sufficient management control processes and accounting personnel to ensure that certain non-routine transactions are properly accounted for and disclosed. This control deficiency resulted in restatements to the consolidated financial statements related to purchase accounting and accounting for its post-employment benefit plan. Additionally, this control deficiency, if not remediated, could result in a material misstatement to annual or interim consolidated financial statements that would not be prevented or detected.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and this report does not affect our report dated February 7, 2007 on those consolidated financial statements.

In our opinion, management's assessment that Bassett Furniture Industries, Incorporated did not maintain effective internal control over financial reporting as of November 25, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Bassett Furniture Industries, Incorporated has not maintained effective internal control over financial reporting as of November 25, 2006, based on the COSO criteria.

Ernst + Young LLP

Greensboro, North Carolina
February 7, 2007

Board of Directors

Paul Fulton
Chairman of the Board
Bassett Furniture Industries, Inc.

Robert H. Spilman, Jr.
President and Chief Executive Officer
Bassett Furniture Industries, Inc.

Peter W. Brown, M.D.
Partner
Virginia Surgical Associates

Howard H. Haworth
President
Haworth Group

George W. Henderson, III
Chairman of the Board
Propex Fabrics, Inc.

Dale C. Pond
Retired Senior Executive Vice President
Merchandising and Marketing
Lowe's Companies, Inc.

David A. Stonecipher
Former Chairman of the Board
Jefferson-Pilot Corporation

William C. Wampler, Jr.
Member
Senate of Virginia

William C. Warden, Jr.
Private Investor

Officers

Robert H. Spilman, Jr.
President and Chief Executive Officer

Keith R. Sanders
Executive Vice President, Operations

Jason W. Camp
Senior Vice President, Retail

Barry C. Safrit
Senior Vice President and Chief Financial Officer

John E. Bassett, III
Vice President, Global Sourcing

Thomas M. Brockman
Vice President, Wood

Jay R. Hervey
Vice President, Secretary & General Counsel

Matthew S. Johnson
Vice President, Product Development

Mark S. Jordan
Vice President, Upholstery

Investor Information

CORPORATE INFORMATION AND INVESTOR INQUIRIES

Our annual report and proxy statement together contain much of the information presented in the Form 10-K report filed with the Securities and Exchange Commission. Individuals who wish to receive the Form 10-K or other corporate literature should visit our web site at bassettfurniture.com or contact Barry C. Safrit, Senior Vice President and Chief Financial Officer.

TRANSFER AGENT - STOCKHOLDER INQUIRIES

Stockholders with inquiries relating to stockholder records, stock transfers, change of ownership, change of address or dividend payments should write to:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
800-829-8432

ANNUAL MEETING

The Bassett Annual Meeting of Shareholders will be held Thursday, April 19, 2007, at 11:00 a.m. EST at the Company's headquarters in Bassett, Virginia.

MARKET AND DIVIDEND INFORMATION

Bassett's common stock trades on the NASDAQ Global Market under the symbol "BSET." We had approximately 1,150 registered stockholders on November 25, 2006. The range of per share amounts for the high and low market prices and dividends declared for the last two fiscal years are listed below:

	MARKET PRICES OF COMMON STOCK				DIVIDEND DECLARED	
Quarter	2006		2005		2006	2005
	HIGH	LOW	HIGH	LOW		
First	$19.60	$17.99	$20.26	$18.00	$ 0.20	$ 0.20
Second	19.95	16.59	21.03	18.13	0.20	0.20
Third	18.51	16.56	20.17	18.56	0.20	0.20
Fourth	17.48	15.24	19.62	17.80	0.20	0.20

INTERNET SITE

Our site on the Internet has been updated recently and is filled with information about Bassett Furniture, including this annual report, detailed financial information and updates, information about our home furnishings products, and a dealer locator of Bassett Furniture Direct stores and other stores that feature Bassett products. Visit us at bassettfurniture.com.

FORWARD LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in the Private Securities Litigation and Reform Act of 1995 and within the meaning of Sections 27A of the Securities Exchange Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this Annual Report the words "hope," "believe," "expect," "plan" or "planned," "intend," "anticipate," "potential" and similar expressions are intended to identify forward-looking statements. Readers are cautioned against placing undue reliance on these statements. Such statements, including but not limited to those regarding increases in sales, growth in the number of Bassett Furniture Direct stores, improving gross margins, growth in earnings per share, changes in capital structure, the operating performance of licensed BFD stores, and other Company-owned BFDs, are based upon management's beliefs, as well as assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in any forward-looking statement made by or on behalf of the Company.

If the Company does not attain its goals, its business and results of operations might be adversely affected. For a discussion of factors that may impair the Company's ability to achieve its goals, please see the cautionary statements in the Management's Discussion and Analysis section of this Annual Report.

Bassett®

bassettfurniture.com

Bassett, Virginia
NASDAQ: BSET

END